
08024969


GPC

GENUINE PARTS COMPANY

2007 ANNUAL REPORT

80 years of progress

Received SEC

MAR 0 3 2008

Washington, DC 20549

PROCESSED

MAR 1 2 2008

THOMSON
FINANCIAL



Year	Net Sales	Income Before Income Taxes	Income Taxes	Net Income	Shareholders' Equity End of Year
1928	$ 75,129	$ -2,570	$ -	$ -2,570	$ 38,756
1929	227,978	8,027	599	7,428	49,837
1930	339,732	15,666	1,158	14,508	60,591
1931	402,463	21,516	1,857	19,659	78,097
1932	**482,525**	**16,839**	**2,787**	**14,052**	**90,187**
1933	629,751	34,614	6,160	28,454	109,025
1934	904,580	52,115	10,159	41,956	149,176
1935	1,035,477	38,503	7,140	31,363	171,238
1936	1,299,185	70,234	13,187	57,047	185,119
1937	**1,520,199**	**72,622**	**17,647**	**54,975**	**240,140**
1938	1,858,252	78,305	18,185	60,120	358,621
1939	3,180,241	136,902	27,320	109,582	476,750
1940	3,928,342	176,301	50,505	125,796	623,521
1941	6,109,724	348,690	149,020	199,670	738,536
1942	**6,592,707**	**337,252**	**204,234**	**133,018**	**859,449**
1943	8,205,316	430,634	260,084	170,550	1,032,182
1944	10,084,893	489,547	310,082	179,465	1,202,955
1945	11,355,633	532,944	323,302	209,642	1,415,974
1946	19,237,291	1,621,541	650,060	971,481	2,379,001
1947	**18,531,472**	**1,088,967**	**429,045**	**659,922**	**3,029,334**
1948	20,729,280	1,176,590	438,498	738,092	4,005,910
1949	19,845,875	1,067,096	420,175	646,921	4,372,831
1950	24,447,042	1,454,832	636,275	818,557	4,966,086
1951	26,244,669	1,168,405	601,386	567,019	5,325,561
1952	**28,468,962**	**1,416,235**	**744,330**	**671,905**	**5,647,553**
1953	29,731,105	1,408,213	736,190	672,023	6,022,077
1954	30,744,504	1,642,148	864,331	777,817	6,449,894
1955	34,073,288	1,921,777	1,020,148	901,629	7,001,523
1956	41,325,377	2,473,384	1,309,667	1,163,717	7,815,241
1957	**48,140,313**	**3,328,598**	**1,752,800**	**1,575,798**	**8,969,272**
1958	56,504,293	4,251,175	2,261,582	1,989,593	10,807,320
1959	71,581,580	6,001,005	3,165,042	2,835,963	13,285,215
1960	75,010,726	5,661,551	2,988,000	2,673,551	14,967,697
1961	80,533,146	6,491,113	3,481,000	3,010,113	17,142,687
1962	**90,248,450**	**7,107,524**	**3,795,000**	**3,312,524**	**19,213,273**
1963	96,651,445	7,210,807	3,850,000	3,360,807	21,189,880
1964	120,313,692	9,324,827	4,620,000	4,704,827	29,268,289
1965	171,545,228	12,262,510	5,890,000	6,372,510	45,565,926
1966	175,132,785	12,409,363	6,030,000	6,379,363	47,308,163
1967	**204,893,008**	**14,918,758**	**7,272,000**	**7,491,411**	**55,679,256**
1968	245,443,798	19,330,334	10,362,000	8,794,941	63,649,275
1969	303,455,677	24,228,557	13,240,000	10,778,467	77,437,679
1970	340,036,395	28,163,228	14,600,000	13,290,852	85,290,945
1971	387,138,252	33,897,667	16,966,000	16,535,006	95,476,147
1972	**450,500,768**	**36,104,767**	**18,200,000**	**17,567,931**	**108,053,465**
1973	501,189,438	42,088,098	21,280,000	20,341,677	121,548,638
1974	572,833,282	50,234,298	25,408,000	24,005,057	137,156,965
1975	678,353,280	63,552,088	32,650,000	29,981,108	163,092,941
1976	846,192,692	79,321,897	40,538,000	37,763,166	206,861,402
1977	**942,958,756**	**88,365,511**	**44,918,000**	**42,243,015**	**233,641,292**
1978	1,148,632,000	105,070,000	53,429,000	50,263,000	275,127,000
1979	1,337,468,000	121,953,000	58,808,000	61,715,000	320,706,000
1980	1,431,713,000	133,996,000	64,545,000	67,833,000	359,889,000
1981	1,584,642,000	154,271,000	74,471,000	77,543,000	410,689,000
1982	**1,936,524,000**	**193,560,000**	**92,552,000**	**100,167,000**	**581,915,000**
1983	2,068,231,000	200,822,000	97,188,000	103,634,000	636,218,000
1984	2,303,594,000	234,713,000	115,046,000	119,667,000	701,113,000
1985	2,332,544,000	245,203,000	118,962,000	126,241,000	729,231,000
1986	2,394,072,000	240,565,000	119,013,000	121,552,000	758,493,000
1987	**2,606,246,000**	**262,068,000**	**113,776,000**	**148,292,000**	**760,256,000**
1988	2,941,963,000	290,445,000	109,072,000	181,373,000	863,159,000
1989	3,161,198,000	321,877,000	122,389,000	199,488,000	971,764,000
1990	3,319,394,000	333,219,000	126,623,000	206,596,000	1,033,100,000
1991	3,434,642,000	335,027,000	127,350,000	207,677,000	1,126,718,000
1992	**3,668,814,000**	**353,998,000**	**134,210,000**	**219,788,000**	**1,235,366,000**
1993	4,384,294,000	425,829,000	166,961,000	257,813,000	1,445,263,000
1994	4,858,415,000	474,868,000	186,320,000	288,548,000	1,526,165,000
1995	5,261,904,000	510,794,000	201,626,000	309,168,000	1,650,882,000
1996	5,697,592,000	545,233,000	215,157,000	330,076,000	1,732,054,000
1997	**5,981,224,000**	**565,600,000**	**223,203,000**	**342,397,000**	**1,859,468,000**
1998	6,587,576,000	589,117,000	233,323,000	355,794,000	2,053,332,000
1999	7,950,822,000	628,067,000	250,445,000	377,622,000	2,177,517,000
2000	8,369,857,000	646,750,000	261,427,000	385,323,000	2,260,806,000
2001	8,220,668,000	603,813,000*	242,289,000*	361,524,000*	2,345,123,000
2002	**8,258,927,000**	**605,736,000**	**238,236,000**	**367,500,000********	**2,130,009,000**
2003	8,449,300,000	571,743,000	218,101,000	353,642,000**	2,312,283,000
2004	9,097,267,000	635,919,000	240,367,000	395,552,000	2,544,377,000
2005	9,783,050,000	709,064,000	271,630,000	437,434,000	2,693,957,000
2006	10,457,942,000	770,916,000	295,511,000	475,405,000	2,549,991,000
2007	**10,843,195,000**	**816,745,000**	**310,406,000**	**506,339,000**	**2,716,716,000**

Financial information as reported in the Company's annual reports (includes discontinued operations) *Excludes facility consolidation and impairment charges **Excludes cumulative effect adjustment

GENUINE PARTS COMPANY, FOUNDED IN 1928, IS A SERVICE ORGANIZATION ENGAGED IN THE DISTRIBUTION OF AUTOMOTIVE REPLACEMENT PARTS, INDUSTRIAL REPLACEMENT PARTS, OFFICE PRODUCTS AND ELECTRICAL/ELECTRONIC MATERIALS. THE COMPANY SERVES NUMEROUS CUSTOMERS FROM MORE THAN 2,000 OPERATIONS AND HAS APPROXIMATELY 32,000 EMPLOYEES.

GPC Net Sales by Segment


NAPA
SPR
EIS

AUTOMOTIVE - 49 PERCENT
MOTION INDUSTRIES - 31 PERCENT
SP RICHARDS - 16 PERCENT
EIS - 4 PERCENT

FINANCIAL HIGHLIGHTS

	2007	Increase	2006	Increase	2005
Net Sales	**$ 10,843,195,000**	4%	$ 10,457,942,000	7%	$ 9,783,050,000
Income Before Income Taxes	**816,745,000**	6%	770,916,000	9%	709,064,000
Income Taxes	**310,406,000**	5%	295,511,000	9%	271,630,000
Net Income	**506,339,000**	7%	475,405,000	9%	437,434,000
Shareholders' Equity	**2,716,716,000**	7%	2,549,991,000	-5%	2,693,957,000
Rate Earned on Shareholders' Equity at the Beginning of the Year	**19.9%**	-	17.6%	-	17.2%
Average Common Shares Outstanding-Assuming Dilution	**170,135,000**	-	172,486,000	-	175,007,000
Per Common Share:					
Diluted Net Income	**$2.98**	8%	$2.76	10%	$2.50
Dividends Declared	**$1.46**	8%	$1.35	8%	$1.25

automotive parts group



49%

of total GPC net sales

THE AUTOMOTIVE PARTS GROUP, THE LARGEST DIVISION OF GPC, DISTRIBUTES AUTOMOTIVE REPLACEMENT PARTS, ACCESSORY ITEMS AND SERVICE ITEMS.

LOCATIONS IN THE U.S.:

58	NAPA Distribution Centers
4	Balkamp Distribution Centers
4	Rayloc Facilities
2	Altrom Import Parts Distribution Centers
8	Heavy Vehicle Parts Distribution Centers and Facilities
1,100	Company Owned NAPA AUTO PARTS stores

IN CANADA:

245	NAPA/UAP and Heavy Vehicle Facilities

IN MEXICO:

16	Auto Todo Facilities

In total, serves approx. 5,800 NAPA AUTO PARTS stores throughout the U.S. and over 670 wholesalers in Canada.

MARKET EMPHASIS: Offers a broad assortment of automotive related products and services to both Wholesale/Do-it-for-Me and Retail/Do-it-Yourself customers.

MAJOR PRODUCTS: Access to over 375,000 items including:

Automotive Replacement Parts	Farm and Marine Supplies
Paint and Refinishing Supplies	Tools and Equipment
Automotive Accessories	Heavy Duty Parts

These products cover substantially all domestic and foreign motor vehicle models.

WEB SITE: napaonline.com **HEADQUARTERS:** Atlanta, Georgia

industrial parts group



31%

of total GPC net sales

THE INDUSTRIAL PARTS GROUP OFFERS ACCESS TO NEARLY 3 MILLION INDUSTRIAL REPLACEMENT (MRO) PARTS. CUSTOMERS REPRESENT VIRTUALLY ALL INDUSTRY SEGMENTS, INCLUDING AUTOMOTIVE; FOOD; FOREST PRODUCTS; PRIMARY METAL; PAPER; MINING; PETROCHEMICAL; AND PHARMACEUTICAL.

LOCATIONS IN U.S., PUERTO RICO AND CANADA:

10	Distribution Centers
470	Branches
35	Service Centers

MARKET EMPHASIS: Serves well over 100,000 industrial companies throughout North America and in all industry segments.

SERVICE CAPABILITIES INCLUDE:

24/7/365 product delivery	Application and design
Repair and fabrication	Inventory management and Logistics
Quality processes (ISO)	Training programs
Technical expertise	E-business technologies
Asset repair tracking	Storeroom and replenishment tracking

MAJOR PRODUCTS:

Bearings	Mechanical Power Transmission
Industrial Automation	Hose
Hydraulic and Pneumatic Components	Material Handling
Industrial Supply Products	

WEB SITE: motionindustries.com **HEADQUARTERS:** Birmingham, Alabama

office products group



16%

of total GPC net sales

THE OFFICE PRODUCTS GROUP DISTRIBUTES OVER 40,000 BUSINESS PRODUCTS FROM 44 DISTRIBUTION CENTERS IN THE U.S. AND CANADA. SELLS THROUGH A NETWORK OF THOUSANDS OF CUSTOMERS, INCLUDING INDEPENDENT BUSINESS PRODUCT RESELLERS, LARGE CONTRACT STATIONERS, NATIONAL OFFICE SUPPLY SUPERSTORES, MAIL ORDER DISTRIBUTORS AND INTERNET RESELLERS.

LOCATIONS:

37 Full-Stocking Distribution Centers
2 Furniture Only Distribution Centers
5 S.P. Richards Canada Distribution Centers

MARKET EMPHASIS: Makes available for resale most products used in business or by business. Allows the Company's resellers to become the single source for the business products end user.

MAJOR PRODUCTS:

Filing and General Office Supplies
Cleaning and Breakroom Supplies
Technology Supplies and Accessories
Business Machines
Desk Accessories
Healthcare Supplies
Office Furniture
Consumer Electronics
School Supplies
Writing Instruments
Paper Products
Safety & Industrial Products

PROPRIETARY BRANDS OF PRODUCTS:

Sparco Brand office supplies
Compucessory computer accessories
Nature Saver recycled paper products
Genuine Joe cleaning and breakroom supplies
Atlantic Breeze and HeatRunner climate control products
Lorell office furniture
Elite Image printer supplies
Integra writing instruments

WEB SITE: sprichards.com **HEADQUARTERS:** Atlanta, Georgia

electrical/electronic materials group



4%

of total GPC net sales

THE ELECTRICAL/ELECTRONIC MATERIALS GROUP DISTRIBUTES PROCESS MATERIALS, PRODUCTION SUPPLIES, INDUSTRIAL MRO AND VALUE ADDED FABRICATED PARTS. PRIMARY MARKETS ARE THE ELECTRICAL OEM, APPARATUS REPAIR AND ASSEMBLY MARKETS. PRODUCTS RANGE FROM INSULATING AND CONDUCTIVE MATERIALS TO ASSEMBLY TOOLS, TEST EQUIPMENT, SAFETY AND SHOP SUPPLIES, INDUSTRIAL PRODUCTS AND CUSTOMIZED PARTS.

LOCATIONS IN U.S., PUERTO RICO, DOMINICAN REPUBLIC, MEXICO AND CANADA:

31 Branches and 3 Fabrication Facilities

MARKET EMPHASIS: By stocking a broad product line locally, offering a variety of inventory management solutions and providing value-added custom-engineered products, EIS is positioned as the single source supplier to electrical and electronic assembly manufacturers throughout North America.

MAJOR PRODUCTS: Supplies over 100,000 critical products including:

Adhesives, Silicone and Encapsulants
Hand Tools/Soldering Equipment
Static Control Products
Insulating Papers
Solder and Chemicals
Industrial MRO Materials
Magnet Wire
Pressure Sensitive Tapes
EMI/RFI Shielding
Motors and Bearings
Varnish and Resins

WEB SITE: eis-inc.com **HEADQUARTERS:** Atlanta, Georgia


JERRY W. NIX -
VICE CHAIRMAN AND CHIEF
FINANCIAL OFFICER
THOMAS C. GALLAGHER -
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

WE ARE PLEASED TO REPORT THAT 2007 WAS ANOTHER YEAR OF RECORD SALES AND EARNINGS, MARKING 80 YEARS OF CONTINUED PROGRESS FOR GENUINE PARTS COMPANY.

TOTAL SALES FOR 2007 ROSE TO $10.8 BILLION, AN INCREASE OF 4% COMPARED TO 2006. NET EARNINGS FOR THE YEAR WERE $506 MILLION, AN INCREASE OF 7% COMPARED TO 2006, AND EARNINGS PER SHARE WERE $2.98, UP 8%.

WITH THESE RESULTS, WE HAVE NOW INCREASED SALES IN 57 OF THE LAST 58 YEARS AND INCREASED PROFITS IN 45 OF THE LAST 47 YEARS. WE ARE PROUD OF THIS STEADY AND CONSISTENT GROWTH PATTERN AND WE ARE OPTIMISTIC ABOUT OUR PROSPECTS FOR CONTINUED PROGRESS IN THE YEAR AHEAD.

FINANCIAL STRENGTH

In 2007, we were able to further strengthen our balance sheet and the Company is in excellent financial condition. We generated strong cash flows once again during the year, with cash from operations improving to over $640 million and, after deducting dividends and capital expenditures, free cash flow was a solid $283 million. At December 31, 2007, our total debt was $500 million, which was unchanged from the prior year, and represents 15.5% of total capitalization.

During the year, we used our cash to repurchase 5.0 million shares of our Company stock. We continue to view this as a good use of cash and, as of December 31, 2007, we have 10.3 million shares available for repurchase under our current program. We will continue to make opportunistic share repurchases in 2008. We also invested $116 million in capital expenditures in our businesses and we returned $243 million to shareholders through dividends paid in 2007.

DIVIDENDS

The Company has paid a cash dividend to shareholders every year since going public in 1948, and in 2007 we increased our dividend by 8% to $1.46 per share. The Board of Directors, at its meeting on February 18, 2008, once again raised the cash dividend payable April 1, 2008 by 7% to an annual rate of $1.56 per share, or 52% of our 2007 earnings. 2008 will mark our 52nd consecutive year of increased dividends paid to our shareholders.

PROGRESS IN OPERATIONS

As mentioned earlier in our remarks, the Company was able to show improvement in both sales and earnings once again in 2007. Revenue growth of 4%, however, was below our targeted annual growth range of 6%-8%. The Industrial and Electrical/Electronic segments were able to achieve the desired revenue growth in 2007, as they have for the past several years, while Automotive and Office Products encountered more difficult market circumstances.

For the fourth consecutive year, the Company's strongest sales improvement came from our two business segments serving the manufacturing sector of the economy. Motion Industries, our industrial distribution company, had another very good year, with sales increasing 8%. This follows three consecutive years of 11% sales increases. This group has participated in the continued strength of the industrial markets we serve, as measured by the Industrial Production and Manufacturer Capacity Utilization indices. EIS, our Electrical/Electronic segment, also benefited from the strength in the manufacturing sector, reporting a 7% increase in sales for the year. As with the Industrial Group, 2007 was the fourth consecutive year of strong growth from the Electrical/Electronic segment and both Motion and EIS have initiatives in place to support another year of solid progress in 2008.

The Automotive Parts Group, our largest business group, increased sales by 2% in 2007. While this level of growth does not meet our expectations for the longer term, we remain encouraged by this group's drive to generate positive and consistent sales growth in the year ahead. Demand in the automotive aftermarket has been impacted by macro-economic trends, including high gas prices and its effect on miles driven and consumer spending. Although we currently expect these economic conditions to remain much the same in 2008, specific plans to grow sales are in place and, with good execution of these initiatives, we anticipate a solid performance from the Automotive segment in the coming year.

S.P. Richards, our Office Products Group, reported a 1% decrease in sales for the year, reflecting weak demand in the overall office products industry. Our primary challenge was depressed activity with our national accounts customer base, which offset our steady sales growth to independent dealers during the year. Historically, the Office Products Group has been one of our most consistent and steady performers among our four businesses, and we expect to see gradual strengthening in the office products industry in 2008. This anticipated industry improvement, combined with the proper execution of our growth initiatives, will help drive stronger results for the Office Products Group in the year ahead.

Although we experienced mixed results among our business segments this past year, we are pleased to operate in four essential and growing industries. We believe that this diversification provides us excellent balance when we look at the company as a whole and as we plan for future growth.

MANAGEMENT

During 2007, there were a number of management changes and promotions that we would like to share with you. Effective June 2007, Paul D. Donahue joined the GPC Headquarters staff and at our August 2007 Board meeting he was elected Executive Vice President of the Company. Previously, Paul was President and Chief Operating Officer of S.P. Richards Company, our office products business. As Executive Vice President, Paul is involved in the activities at several of our automotive businesses in addition to his work with our global sourcing initiative. Charles A. Chesnutt also moved to GPC headquarters in 2007 and at the August Board meeting he was elected Senior Vice President, Technology and Process Improvement. Charlie was previously the Chief Financial Officer at EIS, our Electrical/Electronic segment. In his new role, he is engaged in corporate wide IT and telecommunication initiatives as well as process improvement programs across GPC. We are pleased to have Paul and Charlie in these key leadership positions and we look forward to their future contributions.


Dividends per share
in dollars
G P C
1.00
1.04
1.10
1.14
1.16
1.18
1.20
1.25
1.35
1.46
98
99
00
01
02
03
04
05
06
07

In the Automotive Parts Group, Daniel F. Askey has been promoted to Senior Vice President, Sales, effective August 2007. Dan joined the Company in 1979 and has held a variety of important automotive positions over the years, including his most recent role as the U.S. APG Western Group Vice President. Effective January 2008, Scott W. LeProhon joined the Automotive Parts Group as Senior Vice President, Merchandising and Product Strategy. Scott started with the Company in 1987 and has done an outstanding job in his many automotive assignments, most recently at Balkamp, where he was President. Replacing Scott as President of Balkamp is Tip Tollison, a member of the GPC team since 1977 and, prior to this promotion, Balkamp's Executive Vice President, Administration. Dan, Scott and Tip are very talented and well prepared for their new duties.

In another key automotive move, Gary Silva was promoted to President of the Heavy Vehicle Parts Group, effective December 2007. Since joining the Company in 1985, Gary has served in numerous automotive positions and with his expertise in sales, product sourcing and business development, we are pleased to have him leading this key area of growth for GPC.

At EIS, Robert R. Gannon, Executive Vice President, retired from the Company in May 2007. Bob joined EIS in 1985 and held many important management roles over his 22-year career with the Company. We thank Bob for his valued contributions and wish him all the best in his retirement. To replace Bob, Alexander Gonzalez was promoted to Senior Vice President, Electrical and Assembly. Alex began his career at EIS in 1989 and has successfully held a variety of key sales and management positions with the Company. Also, Matthew C. Tyser joined EIS in October 2007 to replace Charlie Chesnutt as Chief Financial Officer. Matt came to EIS with more than 20 years of financial management experience and is a great addition to the EIS team.

CONCLUSION

As we enter 2008, we recognize that we face a more uncertain economic environment. However, our growth plans have been built with this in mind, as have our Operating Initiatives, Asset Management and Working Capital programs. Continued progress in each of these areas is a top priority for the GPC Management Team and you can read more about the individual initiatives in each of the four business segments in the pages that follow.

In closing, we want to express our appreciation to our employees, customers, vendors and shareholders for your commitment to and ongoing support of Genuine Parts Company.

Respectfully submitted,

Thomas C. Gallagher
Chairman, President and
Chief Executive Officer

Jerry W. Nix
Vice Chairman and
Chief Financial Officer

February 29, 2008


NAPA

THE AUTOMOTIVE PARTS GROUP IS ONE OF NORTH AMERICA'S LEADING DISTRIBUTORS OF AUTOMOTIVE REPLACEMENT PARTS, ACCESSORY ITEMS AND SERVICE ITEMS. THIS GROUP CONSISTS OF 58 NAPA DISTRIBUTION CENTERS IN THE UNITED STATES SERVING APPROXIMATELY 5,800 NAPA AUTO PARTS STORES OF WHICH APPROXIMATELY 1,100 ARE COMPANY-OWNED.


NAPA

2007 Highlights

NAPA AUTOCARE & MAJOR ACCOUNT EXPANSION   NICHE MARKETS EXPANSION   IMPORT PARTS EXPANSION
HEAVY VEHICLE PARTS EXPANSION   INTEGRATED BUSINESS SOLUTIONS (IBS) GROWTH   STORE MERCHANDISING AND SERVICE AND FACILITY UPGRADES
PROGRESS IN TECHNOLOGY SOLUTIONS   OPERATIONAL EXCELLENCE   INCREASED NAPA BRAND AWARENESS

The Automotive Parts Group also includes Balkamp, Inc., a majority-owned subsidiary that purchases, packages and distributes over 40,000 service and supply items through the NAPA system. Under the name Rayloc, we operate four facilities where automotive parts are remanufactured and distributed through the NAPA system.

This year, our U.S. platform was expanded further with our Heavy Duty and Import Parts operations. We currently operate one heavy vehicle parts distribution center under the name Traction and two import parts distribution centers under the name Altrom.

Outside the U.S., we operate NAPA Canada/UAP Inc., one of Canada's leading automotive distributors as well as Canada's largest independent heavy vehicle parts distributor. The operating programs and marketing initiatives utilized in our Canadian operations are fully integrated with our U.S. NAPA system. We are represented in Mexico by Auto Todo, one of that country's largest automotive aftermarket organizations. We are encouraged by the prospects of continued growth throughout the North American markets we serve.

2007 PERFORMANCE

The Automotive Parts Group posted a 2% increase in revenue in 2007, consistent with our sales growth in 2006. We remain encouraged by this group's ability to generate positive sales growth over these periods, as demand in the automotive aftermarket has been impacted by macro-economic trends, including high gas prices and its effect on miles driven and consumer spending. Ongoing sales growth initiatives, combined with effective cost management, support our efforts to consistently improve our operating performance.

AUTOMOTIVE AFTERMARKET

The growing automotive aftermarket industry is currently estimated at $89 billion. The Wholesale or Do-it-for-Me (DIFM) market represents professional service and repair facilities and accounts for an estimated 75% of the industry. The Retail market represents the Do-it-Yourself (DIY) customer and is approximately 25% of the industry. The Automotive group works in concert with our NAPA AUTO PARTS stores to continually grow our business with both wholesale and retail customers.

WHOLESALE PROGRAMS

Over the years, NAPA has developed a significant number of program offerings, which we believe best meet the demands of our wholesale customers. Examples include NAPA AutoCare, NAPA Collision Centers and NAPA Truck Service Center programs, which each provide business tools and support to one of the nation's largest independent automotive service and repair networks. The NAPA Major Accounts Program assists the NAPA AUTO PARTS stores in securing preferred vendor agreements with nationally recognized companies. In 2007, the automotive group won several new and significant supply agreements through this program. Integrated Business Solutions (IBS) is a sophisticated inventory management service that effectively handles the inventory procurement and stocking requirements for larger wholesale customers, including select AutoCare Centers. We were successful in securing a number of new IBS contracts during the year and prospects for continued expansion of this service are promising.

SPECIALTY MARKETS

We are also focused on the specialty markets component of our wholesale business and we continue to invest in trained personnel, tailored inventory and aggressive promotion. Specialized markets such as heavy duty, paint, body & equipment, farm and marine, tools & equipment and import parts offer us many growth opportunities. This year, we opened our first distribution center dedicated to replacement parts for heavy duty trucks and trailers. In addition, we currently have two distribution centers located in the U.S., dedicated to original equipment import parts.

STORES

We continue to position our NAPA AUTO PARTS store base in market areas where we anticipate significant growth opportunities. We also aim to create an inviting shopping experience for the DIY customer and support our complete and dominant product offering. To accomplish this, we are focused on initiatives such as improved store merchandising, in-store service and facility upgrades. Ensuring effective and consistent planograms, competitive retail pricing, convenient retail hours, well-trained personnel and store upgrades and resets also help drive the growth of our retail business. In addition, our proprietary store inventory management system, Marketplace Inventory Classification (MIC), provides the data necessary to accurately align each store's inventory with its specific market.

TECHNOLOGY SOLUTIONS

Technology and connectivity remain essential elements in our customer service strategy. The rollout of new and improved technology has better enabled NAPA and NAPA AUTO PARTS stores to conduct business with both retail and wholesale customers. The NAPA Wide Area Network (WAN) connects thousands of stores and provides business-building tools for both the NAPA stores and their commercial accounts. In addition, NAPA TRACS, a leading shop management system, provides repair estimating, management and technical solutions for any wholesale customer. It also contains electronic ordering, eProcurement and 24/7 access to the on-line NAPA PartsPRO catalog, which has over 375,000 parts and product images, among other information. Other technological applications at NAPA include NAPAONLINE.com, used primarily by our retail customers, and NAPA PROLink and NAPA WebConnect CRM, used by our wholesale customers.

OPERATIONAL EXCELLENCE

The Automotive Parts Group continues to show progress in realizing more efficient and cost effective operations. Via Operational Excellence, we have made a number of warehouse productivity enhancements, improved our customer service and developed even more meaningful criteria for managing supply chain costs. Ongoing progress in these areas as well as many others remains an important part of our overall strategy.



automotive parts group net sales
in billion of dollars
4.48
4.74
5.01
5.19
5.31
03
04
05
06
07

NAPA BRAND

The NAPA brand is widely recognized by North American consumers and professional technicians and its continued strength gives us a competitive advantage in the industry. Our national and local advertising is designed to reinforce this awareness of NAPA and build on the benefits of quality parts, quality service and knowledgeable people. The NAPA advertising program delivers high visibility exposure through national television, radio, print and internet advertising, targeted sponsorships and high-quality local advertising materials.

2008 OUTLOOK

We see opportunities for additional growth in the Automotive Parts Group in 2008. Although we currently expect the macro economic conditions to remain much the same again in 2008, our initiatives to grow sales and control costs are in place to improve this group's operating performance and further strengthen our leadership position in the industry.



MOTION INDUSTRIES IS A LEADING NORTH AMERICAN INDUSTRIAL DISTRIBUTOR OF MRO (MAINTENANCE, REPAIR, AND OPERATIONS) PRODUCTS INCLUDING BEARINGS, MECHANICAL POWER TRANSMISSION, INDUSTRIAL AUTOMATION, HOSE, HYDRAULIC AND PNEUMATIC COMPONENTS, INDUSTRIAL PRODUCTS AND MATERIAL HANDLING. WE PROVIDE A COMPREHENSIVE PRODUCT OFFERING AND SPECIALIZED SERVICES TO WELL OVER 100,000 CUSTOMERS IN VIRTUALLY ALL INDUSTRY SEGMENTS, INCLUDING THE AUTOMOTIVE, FOOD, FOREST PRODUCTS, PRIMARY METAL, PAPER, MINING, ENERGY, PETROCHEMICAL AND PHARMACEUTICAL INDUSTRIES.



2007 Highlights

8% INCREASE IN REVENUES   STRENGTHENED JOINT SUPPLIER INITIATIVES   PRODUCT LINE EXPANSION

TARGETED INDUSTRIES   BRANCH EXPANSION   ACQUISITIONS   SPECIALIZED SERVICE OFFERINGS   OPERATIONAL EXCELLENCE

Motion Industries ended 2007 with 515 locations consisting of 470 branches, 10 distribution centers and 35 service centers throughout the U.S. and Canada. Through this extensive operating network, our customers have access to over three million quality parts, sourced from a global manufacturing base. Our North American network enables us to "Deliver the Difference" to our customers by providing MRO products and services that distinguish Motion from the competition.

2007 PERFORMANCE

Motion Industries had another very good year in 2007, with sales increasing 8% following three consecutive years of 11% revenue growth. We have participated in the continued strength of the industrial markets we serve through initiatives such as product line expansion, targeted industry programs, branch expansion and acquisitions. Our ongoing emphasis on these sales initiatives are complemented by our efforts to enhance operations by increasing productivity and reducing costs via our Operational Excellence in Motion program. Success in these areas helped us achieve another year of improved operating performance at Motion Industries.

SERVICES AND SOLUTIONS

Motion features expeditious product delivery and service from our distribution facilities. We also provide customers with expert repair and fabrication services as well as inventory management and logistics solutions. In addition, our highly trained staff of over 1,400 sales representatives and 200 field product specialists provides customers with on-site technical assistance, parts and service solutions, and inventory and cost savings consultations.

JOINT SUPPLIER SALES AND MARKETING INITIATIVES

We have strengthened our sales growth effort through joint supplier sales and marketing initiatives to target and promote specific product categories into targeted industry markets. Examples include industry segment product promotions and TargetingMRO market development programs. These programs are strategically developed and executed as a joint initiative with Motion Industries' suppliers and are created to meet specific customers' needs. We are encouraged by the success of these programs and their potential to generate additional revenue growth.

PRODUCT LINE EXPANSION & TARGETED INDUSTRIES

We continue to expand our product offering to better position Motion Industries for additional sales to current customers and gain coverage for potential new MRO markets. Over the past few years, we have invested more heavily in product categories such as industrial automation products. This category encompasses a full range of product solutions from electrical drives and controls, panels and process components, to the full integration of plant equipment. In addition, our industrial products offering has been significantly expanded via several acquisitions and, today, forms our Industrial Products Group. We are also pursuing sales opportunities in targeted industries, which we believe will benefit from current manufacturing trends, both globally and within North America. This strategy has led us to industry sectors such as wastewater treatment, solid waste recycling, wind power generation, ethanol production, rail transportation and ports, among others.

BRANCH EXPANSION AND ACQUISITIONS

We continue to grow our geographical footprint in North America via branch expansion and acquisitions. In 2007, we expanded our distribution network with four new Motion Industries locations and an additional eight locations through five acquisitions. This expansion allows Motion Industries to capture and retain business in the evolving markets across North America. Our growth strategy for Motion Industries includes ongoing acquisitions as well as continued branch expansion.

SPECIALIZED SERVICE OFFERINGS

Our specialized service offerings include Cost Management Processes (CMP), Asset and Repair Tracking program (ART), Storeroom and Replenishment Tracking (START) and our Motion Institute Training Center. CMP delivers plant solutions through cost savings and productivity programs. ART is designed to track customers' warranty and repair information and adds value by allowing our customers to streamline their entire repair process and track the status with customized, on-line reporting capabilities. START adds value by providing significant transactional efficiencies to plant storeroom management. During 2007, the Motion Institute utilized live and webcast training classes to successfully educate thousands of customers and employees in current industrial technology and processes.



industrial parts group net sales
in billion of dollars
3.35
03
04
05
06
07

OPERATIONAL EXCELLENCE

The Operational Excellence program at Motion Industries supports our growth initiatives through more efficient and effective operations across the company. Our focus on Operational Excellence serves to reduce costs and enhance overall performance via increased productivity. The end results are improved profitability and greater capabilities for "Delivering the Difference" to our customers.

Motion's systems and e-business capabilities continue to improve under this program. MiSupplierConnect, for example, provides integration between Motion's information technology network and suppliers' systems, creating numerous benefits for both the supplier and Motion. Likewise, on our internet site, motionindustries.com, customers have access to all the benefits of online lookup and ordering capabilities, as well as 24-hour customer service. Internally, Motion Industries' intranet site, inMotion, improves employee communications through online access to current announcements, customer performance results, best practices, sales tools, and marketing programs.

2008 OUTLOOK

We expect Motion Industries to show solid progress again in 2008, supported by the ongoing steady demand from our manufacturing customer base, consistent execution of our growth strategy and special attention to our valued customer relationships. We recognize what it takes to remain a leader in the industry and provide a competitive advantage for our customers by "Delivering the Difference" as a leading supplier to the MRO industrial market.



S.P. RICHARDS COMPANY IS ONE OF NORTH AMERICA'S LEADING BUSINESS PRODUCTS WHOLESALERS, OFFERING OVER 40,000 ITEMS TO THOUSANDS OF OFFICE PRODUCTS RESELLERS ACROSS THE U.S. AND CANADA FROM A NETWORK OF 44 DISTRIBUTION CENTERS. THE COMPANY'S VAST ASSORTMENT OF BUSINESS PRODUCTS INCLUDE FILING AND GENERAL OFFICE SUPPLIES, OFFICE FURNITURE, CLEANING AND BREAKROOM SUPPLIES, TECHNOLOGY SUPPLIES AND ACCESSORIES, CONSUMER ELECTRONICS, SCHOOL SUPPLIES, BUSINESS MACHINES, WRITING INSTRUMENTS, DESK ACCESSORIES, PAPER PRODUCTS, HEALTHCARE SUPPLIES AND SAFETY AND INDUSTRIAL PRODUCTS.


SPR

2007 Highlights

NEW PRODUCTS PRODUCT LINE EXPANSION STRONG PROPRIETARY BRANDS NEW CUSTOMER CHANNELS OPERATIONAL EXCELLENCE IMPROVED MARKETING PROGRAMS AND DEALER SERVICES ENHANCED MANAGEMENT SUPPORT TOOLS SPR ADVANTAGE PROGRAM BENEFITS

S.P. Richards' comprehensive array of specialized services, logistical capabilities and marketing programs create value for our customers, which include independent resellers, large contract stationers, national office supply superstores, mail order distributors and Internet resellers. Our fulfillment capabilities allow us to serve all types of resellers, even those with virtually stockless business models. In addition, our national distribution network enables resellers to serve their customers on a nationwide basis. By providing convenient access to a broad range of quality products, excellent service and innovative programs, we continue to provide our customers with the tools they need to successfully grow their businesses.


office products group net sales
in billion of dollars
1.46
1.54
1.66
1.78
1.77
03
04
05
06
07

2007 PERFORMANCE

Demand in the overall office products industry was weak in 2007 and S.P. Richards finished the year with revenue down 1% from 2006. This follows sales growth of 7%, 8% and 6% in 2006, 2005 and 2004, respectively, reflecting stronger business conditions in each of the preceding three years. In 2007, the primary challenge for us related to depressed activity with our national accounts customer base. Sales to independent dealers, on the other hand, continued to show steady growth when compared to the prior year. Likewise, in 2007, we were able to grow our revenues at S.P. Richards Canada, where we added a new distribution center in Edmonton, Alberta, expanding our infrastructure to five distribution centers serving Canada.

Our 2007 growth initiatives emphasized product line expansion and new products, enhanced marketing materials and e-content and continued development of new customer channels. Also, we significantly expanded our Los Angeles distribution center and relocated our St. Louis operation into a larger facility in 2007. We further expanded our network with a U.S. redistribution center that supports S.P. Richards' centralized purchasing strategy, including our growing global sourcing program. In addition, we remained focused on initiatives to streamline operations and realize cost savings via Operational Excellence. Combined, these initiatives reflect our ongoing efforts to create future growth opportunities and further improve S.P. Richards' operating performance.

NEW PRODUCTS AND PRODUCT LINE EXPANSION

S.P. Richards distributes a broad range of business products sourced from hundreds of leading manufacturers worldwide. These manufacturer partners provide innovation, training and continued investment in quality, which allow for the ongoing rollout of an expanded product offering to our customers. This is an essential value added service, as a dynamic product offering further strengthens our resellers' position as the single source solution to their customers' business products needs. The continued expansion of our office furniture and emerging product categories, such as cleaning and breakroom supplies, school supplies and healthcare products, has helped our resellers acquire new customers and further penetrate their existing client base. Currently, we are also extending our product offerings in a variety of safety and industrial products.

PROPRIETARY BRANDS

We meet our customers' growing demand for competitively priced products through S.P. Richards' proprietary brand program. Working closely with domestic suppliers and leveraging our global sourcing capabilities enables us to provide our resellers a broad offering of products that deliver both quality and value. Proprietary brand sales were strong again in 2007 and these value alternatives provide us with opportunities for more growth in the years ahead. Our proprietary lines include: Sparco office supply basics; Elite Image new and remanufactured toner cartridges and premium papers; Lorell office furniture; Compucessory computer accessories; Nature Saver recycled paper products; Integra writing instruments; Genuine Joe cleaning and breakroom supplies; and Atlantic Breeze and HeatRunner climate control products.

MARKETING PROGRAMS, DEALER SERVICES AND MANAGEMENT SUPPORT TOOLS

S.P. Richards continues to make considerable investments in new technologies on behalf of our customers. This investment is often in the form of improved marketing programs, dealer services and management support tools. All are designed to help the company and its resellers capture new business, retain and grow existing customer accounts and maximize the relationships that build the foundation for profitable long term growth. Examples include a wide variety of catalog offerings, such as the full line catalog representing our most complete product offering, and the innovative Signature Series flyer program, which complements our catalog offering. We have also introduced new catalogs to further support our rapidly growing cleaning and breakroom category and proprietary brands.

Other programs and services for the reseller include a comprehensive offering of management support tools that address such disciplines as: e-content and e-commerce; technology; operations and profitability; human resources and training; national distribution; and furniture support services. For example, in January 2007, we released our new Enhanced E-content tool that our resellers use on their websites to drive business. The superior functionality offered by this tool was made available through our joint marketing agreement with several established software providers that have demonstrated the ability to support the unique requirements of the independent office products dealer. We feel very good about the opportunities this agreement will provide resellers in the future. In addition, we are in the process of implementing a sophisticated pricing analysis program, myanalyst™, that will allow both S.P. Richards and our resellers to improve sales and margins through enhanced analytical reporting and pricing tools.

We continue to deliver both product and sales training via SPR University, a convenient and cost effective on-line training platform available to our resellers.

SPR ADVANTAGE PROGRAM

Another significant offering, the SPR Advantage Program, represents a collection of services, tools, education and training resources that support our "first call" independent office products dealers. The services and support tools in this program are improved each year to best enable the reseller to compete more effectively in their marketplaces, thus positioning S.P. Richards as a valued resource and consultant to our customers.

OPERATIONAL EXCELLENCE

In 2007, S.P. Richards remained focused on our Operational Excellence initiative to streamline operations and realize cost savings. Benefits from this initiative range from improved freight management and enhanced fuel programs to greater utilization of our warehouse management systems and centralized services. We are encouraged by the continued progress made towards Operational Excellence and the opportunity to further improve our high standard of customer service and operating performance.

2008 OUTLOOK

In 2008, we expect to see a gradual improvement in the office products industry and, combined with the proper execution of our growth initiatives and the continued tradition of delivering excellent support and service to business products resellers, we look to report improved sales and earnings for the year.

electrical/electronics product group



EIS IS ONE OF NORTH AMERICA'S LEADING DISTRIBUTORS OF PROCESS MATERIALS, PRODUCTION SUPPLIES, INDUSTRIAL MRO AND VALUE ADDED FABRICATED PARTS. PRIMARY MARKETS FOR EIS ARE THE ELECTRICAL OEM, APPARATUS REPAIR AND ASSEMBLY MARKETS.



electrical/electronics group net sales
in million of dollars
436
03
04
05
06
07

EIS provides our many valued suppliers with an attractive distribution channel via a network of 31 stocking locations in the U.S., Puerto Rico, Dominican Republic, Mexico and Canada. Additionally, EIS operates three plants strategically located in North America that provide value added fabricated material to our customers. Combined, these locations offer our customers access to complete inventories, capable people and a comprehensive range of innovative logistics services.

2007 PERFORMANCE

Total revenues increased by 7% in 2007 and this follows a 20% growth in revenues in 2006. The sales progress at EIS reflects favorable market conditions, as evident through continued manufacturing expansion in the U.S. In addition, our ongoing commitment to key sales initiatives, cost management and operational process improvement helped drive our improved operating performance in 2007.

Our focus on new products and markets, geographic expansion, operational excellence and strategic customer and supplier relationships serve as key growth initiatives at EIS. These initiatives have strengthened our position as the preferred source for materials, supplies, parts and systems at electrical and assembly manufacturers throughout North America.

NEW PRODUCTS AND MARKETS

We continue to add new product lines such as an expanded offering of motors and motor parts for the apparatus repair industry and other niche markets. EIS has also improved our MRO supplies and lead wire offering. Furthermore, we continue to explore adjacent markets, such as wire and cable, which offer large opportunities for future growth.

In addition, we remain focused on core and value added fabrication opportunities in traditional electrical markets as well as new and adjacent markets, including medical device, automotive and energy.

GEOGRAPHIC EXPANSION

Another source of growth for EIS has been geographic expansion beyond the U.S. We continue to improve our North American distribution footprint and expect the evolving electrical and assembly markets in Canada, Mexico and the Caribbean to grow faster than the overall industry. We have plans for additional business expansion in each of these areas.

OPERATIONAL EXCELLENCE

EIS has employed Operational Excellence, a continuous improvement program, to address and solve business operational issues. This disciplined approach to process improvement has resulted in increasingly efficient operations and contributed to our improved operating performance in 2007. We see further opportunities for improvement in 2008.

CUSTOMER AND SUPPLIER RELATIONSHIPS

Initiatives to align EIS with strong customer and supplier relationships further enhance our long-term growth strategy. Through closer supplier relationships and continued focus on our top customers, we aim to differentiate EIS through product, technical and service solutions that meet our customers' unique requirements. Our standards for high performance make us the preferred source in the marketplace and position EIS for continued growth.

2008 OUTLOOK

Our strategic initiatives, coupled with stable market conditions, provide EIS with additional opportunities to grow revenues in 2008 and beyond. We will support this sales growth with a continued focus on cost management and high performance operational processes to insure ongoing improvement in our earnings results.



EIS

2007 Highlights

7% INCREASE IN REVENUES NEW PRODUCTS AND MARKETS GEOGRAPHIC EXPANSION OPERATIONAL EXCELLENCE

TECHNICAL AND SERVICE SOLUTIONS PROPRIETARY INVENTORY MANAGEMENT SYSTEMS KEY ACCOUNT AND SUPPLIER DEVELOPMENT

SELECTED FINANCIAL DATA

(in thousands, except per share data) *Year ended December 31,*	**2007**	2006	2005	2004	2003
Net sales	**$ 10,843,195**	$ 10,457,942	$ 9,783,050	$ 9,097,267	$ 8,449,300
Cost of goods sold*	**7,625,972**	7,353,447	6,884,964	6,439,544	5,992,684
Operating and non-operating expenses, net*	**2,400,478**	2,333,579	2,189,022	2,021,804	1,884,873
Income before taxes and accounting change	**816,745**	770,916	709,064	635,919	571,743
Income taxes	**310,406**	295,511	271,630	240,367	218,101
Income before cumulative effect of a change in accounting principle	**506,339**	475,405	437,434	395,552	353,642
Cumulative effect of a change in accounting principle**	-	-	-	-	19,541
Net income	**$ 506,339**	$ 475,405	$ 437,434	$ 395,552	$ 334,101
Weighted average common shares outstanding during year - assuming dilution	**170,135**	172,486	175,007	175,660	174,480
Per common share:					
Diluted net income, excluding cumulative effect	**$ 2.98**	$ 2.76	$ 2.50	$ 2.25	$ 2.03
Diluted net income	**2.98**	2.76	2.50	2.25	1.91
Dividends declared	**1.46**	1.35	1.25	1.20	1.18
December 31 closing stock price	**46.30**	47.43	43.92	44.06	33.20
Long-term debt, less current maturities	**250,000**	500,000	500,000	500,000	625,108
Shareholders' equity	**2,716,716**	2,549,991	2,693,957	2,544,377	2,312,283
Total assets	**$ 4,774,069**	$ 4,496,984	$ 4,771,538	$ 4,455,247	$ 4,127,956

* The Company reclassified certain warehousing, distribution and handling costs from operating expenses to cost of goods sold for all periods presented. These costs amount to $176 million, $171 million, $166 million, $172 million and $166 million for fiscal years 2007, 2006, 2005, 2004 and 2003, respectively. The reclassification had no effect on net sales, operating margins, or net income.

** The cumulative effect of a change in accounting principle in 2003 represents a non-cash charge related to cash consideration received from vendors in conjunction with the Financial Accounting Standards Board's EITF 02-16.

MARKET PRICE AND DIVIDEND INFORMATION

High and Low Sales Price and Dividends per Common Share Traded on the New York Stock Exchange

	Sales Price of Common Shares			
Quarter	**2007**		2006	
	High	**Low**	High	Low
First	**$50.75**	**$46.19**	$45.74	$41.41
Second	**51.65**	**48.39**	46.16	40.00
Third	**51.68**	**46.00**	43.90	40.09
Fourth	**50.97**	**46.30**	48.34	42.60

	Dividends Declared Per Share	
	2007	2006
First	**$0.3650**	$0.3375
Second	**0.3650**	0.3375
Third	**0.3650**	0.3375
Fourth	**0.3650**	0.3375

Number of Record Holders of Common Stock as of December 31, 2007: 6,538

STOCK PERFORMANCE

Set forth below is a line graph comparing the yearly dollar change in the cumulative total shareholder return on the Company's Common Stock against the cumulative total shareholder return of the Standard and Poor's 500 Stock Index and a peer group composite index structured by the Company as set forth below for the five year period that commenced December 31, 2002 and ended December 31, 2007. This graph assumes that $100 was invested on December 31, 2002 in Genuine Parts Company Common Stock, the S&P 500 Stock Index (the Company is a member of the S&P 500, and its cumulative total shareholder return went into calculating the S&P 500 results set forth in the graph) and the peer group composite index as set forth below and assumes reinvestment of all dividends.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN



250
225
200
175
150
125
100
75
50
25
0
Dollars
Genuine Parts Company
Peer Index
2002
2003
2004
2005
2006
2007

GENUINE PARTS COMPANY, S&P 500 INDEX & PEER GROUP COMPOSITE INDEX

Cumulative Total Shareholder Return $ at Fiscal Year End	2002	2003	2004	2005	2006	2007
Genuine Parts Company	100.00	111.93	153.22	157.13	175.01	176.03
S&P 500	100.00	128.68	142.68	149.69	173.32	182.84
Peer Index	100.00	136.78	162.00	168.67	192.02	226.95

In constructing the peer group composite index ("Peer Index") for use in the stock performance graph above, the Company used the shareholder returns of various publicly held companies (weighted in accordance with each company's stock market capitalization at December 31, 2002 and including reinvestment of dividends) that compete with the Company in three industry segments: automotive parts, industrial parts and office products (each group of companies included in the Peer Index as competing with the Company in a separate industry segment is hereinafter referred to as a "Peer Group"). Included in the automotive parts Peer Group are those companies making up the Dow Jones Auto Parts and Equipment Index (the Company is a member of such industry group, and its individual shareholder return was included when calculating the Peer Index results set forth in the performance graph). Included in the industrial parts Peer Group are Applied Industrial Technologies, Inc. and Kaman Corporation and included in the office products Peer Group is United Stationers Inc. The Peer Index for 2007 does not break out a separate electrical/electronic peer group due to that fact that there is currently no true market comparative to EIS. The electrical/electronic component of sales is redistributed to the Company's other segments on a pro rata basis to calculate the final Peer Index.

In determining the Peer Index, each Peer Group was weighted to reflect the Company's annual net sales in each industry segment. Each industry segment of the Company comprised the following percentages of the Company's net sales for the fiscal years shown:

Industry Segment	2002	2003	2004	2005	2006	2007
Automotive Parts	52%	53%	52%	51%	49%	49%
Industrial Parts	27%	27%	27%	29%	30%	31%
Office Products	17%	17%	17%	17%	17%	16%
Electrical/Electronic Materials	4%	3%	4%	3%	4%	4%

SEGMENT DATA

(in thousands) Year ended December 31,	2007	2006	2005	2004	2003
Net sales:					
Automotive	**$ 5,311,873**	$ 5,185,080	$ 5,013,460	$ 4,739,261	$ 4,477,508
Industrial	**3,350,954**	3,107,593	2,795,699	2,511,597	2,253,947
Office products	**1,765,055**	1,779,832	1,662,393	1,540,878	1,457,149
Electrical/electronic materials	**436,318**	408,138	341,513	335,605	297,618
Other	**(21,005)**	(22,701)	(30,015)	(30,074)	(36,922)
Total net sales	**$ 10,843,195**	$ 10,457,942	$ 9,783,050	$ 9,097,267	$ 8,449,300
Operating profit:					
Automotive	**$ 413,180**	$ 399,931	$ 398,494	$ 396,015	$ 363,022
Industrial	**281,762**	257,022	214,222	173,760	151,109
Office products	**156,781**	166,573	157,408	150,817	143,263
Electrical/electronic materials	**30,435**	22,630	17,470	14,611	7,112
Total operating profit	**882,158**	846,156	787,594	735,203	664,506
Interest expense, net	**(21,056)**	(26,445)	(29,564)	(37,260)	(51,538)
Corporate expense	**(38,300)**	(44,341)	(45,299)	(58,980)	(37,121)
Intangible asset amortization	**(1,118)**	(463)	(396)	(356)	(1,539)
Minority interests	**(4,939)**	(3,991)	(3,271)	(2,688)	(2,565)
Income before income taxes and accounting change	**$ 816,745**	$ 770,916	$ 709,064	$ 635,919	$ 571,743
Assets:					
Automotive	**$ 2,785,619**	$ 2,625,846	$ 2,711,620	$ 2,521,906	$ 2,369,969
Industrial	**969,666**	910,734	976,903	955,029	957,735
Office products	**659,838**	669,303	722,813	681,992	621,523
Electrical/electronic materials	**101,419**	105,623	113,913	104,918	97,195
Corporate	**175,074**	123,224	183,572	133,730	23,506
Goodwill and intangible assets	**82,453**	62,254	62,717	57,672	58,028
Total assets	**$ 4,774,069**	$ 4,496,984	$ 4,771,538	$ 4,455,247	$ 4,127,956
Depreciation and amortization:					
Automotive	**$ 65,810**	$ 52,565	$ 44,102	$ 39,222	$ 42,681
Industrial	**8,565**	7,941	8,345	8,972	10,265
Office products	**9,159**	9,518	9,551	10,245	10,639
Electrical/electronic materials	**1,566**	1,394	1,612	2,011	2,729
Corporate	**1,484**	1,542	1,523	1,401	1,160
Intangible asset amortization	**1,118**	463	396	356	1,539
Total depreciation and amortization	**$ 87,702**	$ 73,423	$ 65,529	$ 62,207	$ 69,013
Capital expenditures:					
Automotive	**$ 91,359**	$ 111,644	$ 68,062	$ 52,263	$ 58,754
Industrial	**8,340**	6,187	5,695	3,922	6,824
Office products	**13,294**	6,002	8,893	12,354	7,211
Electrical/electronic materials	**2,340**	904	1,550	1,552	394
Corporate	**315**	1,307	1,514	1,986	721
Total capital expenditures	**$ 115,648**	$ 126,044	$ 85,714	$ 72,077	$ 73,904
Net sales:					
United States	**$ 9,609,225**	$ 9,314,970	$ 8,768,737	$ 8,198,368	$ 7,666,389
Canada	**1,158,515**	1,071,095	954,317	845,563	731,200
Mexico	**96,460**	94,578	90,011	83,410	88,633
Other	**(21,005)**	(22,701)	(30,015)	(30,074)	(36,922)
Total net sales	**$ 10,843,195**	$ 10,457,942	$ 9,783,050	$ 9,097,267	$ 8,449,300
Net long-lived assets:					
United States	**$ 419,289**	$ 415,569	$ 388,916	$ 368,345	$ 339,020
Canada	**85,532**	72,556	62,842	65,649	57,906
Mexico	**3,621**	3,389	3,254	3,066	4,094
Total net long-lived assets	**$ 508,442**	$ 491,514	$ 455,012	$ 437,060	$ 401,020

Overview

Genuine Parts Company is a service organization engaged in the distribution of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company has a long tradition of growth dating back to 1928, the year we were founded in Atlanta, Georgia. 2007 was the Company's 80th year of operations. We have increased sales in 57 of the last 58 years and increased profits in 45 of the last 47 years. In 2007, business was conducted throughout the United States, in Puerto Rico, in Canada and in Mexico from approximately 2,000 locations.

We recorded consolidated net sales of $10.8 billion for the year ended December 31, 2007, an increase of 4% compared to $10.5 billion in 2006. Consolidated net income for the year ended December 31, 2007, was $506 million, up 7% from $475 million in 2006. Our two business segments serving the manufacturing sector of the economy recorded the strongest results among our four groups in 2007. These businesses have participated in the continued strength of their end markets and provided us the opportunity to achieve another year of record sales and earnings. Our automotive and office products businesses encountered more difficult market circumstances in 2007.

Our progress in 2007 follows a 7% and 8% increase in revenues in 2006 and 2005, respectively. Likewise, our improved earnings in 2007 follow three consecutive years of double-digit growth in earnings per share. During these periods, the Company has implemented a variety of initiatives to grow sales and earnings, including the introduction of new and expanded product lines, geographic expansion, sales to new markets, enhanced customer marketing programs and cost savings initiatives. Each of our business segments participated in developing these initiatives, as discussed further below.

The major categories on the December 31, 2007 consolidated balance sheet were relatively consistent with the December 31, 2006 balance sheet categories, subject to certain exceptions explained below. Our cash balances increased $96 million or 71% from December 31, 2006, due primarily to improved earnings and working capital management. In addition, the Company received $56 million in net proceeds on a sale-leaseback transaction in the fourth quarter of 2007, discussed further under Contractual and Other Obligations. Accounts receivable decreased by approximately 1%, which is significantly favorable to our increase in revenues, and inventory was up 4%. Accounts Payable increased $80 million or 9% from the prior year, due primarily to increased purchases related to sales growth, extended terms with certain suppliers and the increased utilization of procurement cards during 2007. The current portion of debt was $250 million at December 31, 2007, due to the reclassification of long-term debt maturing November 2008. Total debt outstanding at December 31, 2007 was unchanged from December 31, 2006.

Results of Operations

Our results of operations are summarized for the three years ended December 31, 2007, 2006 and 2005, as follows:

	Year ended December 31,		
(in thousands, except per share data)	**2007**	2006	2005
Net Sales	**$ 10,843,195**	$ 10,457,942	$ 9,783,050
Gross Profit*	**3,217,223**	3,104,495	2,898,086
Net Income	**506,339**	475,405	437,434
Diluted Earnings Per Share	**2.98**	2.76	2.50

* The Company reclassified certain warehousing, distribution and handling costs from operating expenses to cost of goods sold for the prior periods to conform with current period presentation. These costs amount to $171 million and $166 million for fiscal years 2006 and 2005, respectively. The reclassification had no effect on net sales, net income or diluted earnings per share.

Net Sales

Consolidated net sales for the year ended December 31, 2007 totaled $10.8 billion, another record sales level for the Company and a 4% increase from 2006. In 2007, the Industrial and Electrical business segments showed the strongest sales improvement among our operations. The Automotive and Office segments encountered more difficult market circumstances, with Automotive showing slight progress in revenue growth and Office reporting a slight decrease in revenues for the year. For the year, prices were up approximately 2% in the Automotive segment, 5% in the Industrial and Electrical segments and 3% in the Office segment.

Net sales for the year ended December 31, 2006 totaled $10.5 billion, a 7% increase from 2005. All of the business segments contributed to our sales growth in 2006, as our internal initiatives, healthy economy and positive trends in the industries we serve enhanced the sales volume in each of our four groups. Prices were up approximately 2% in the Automotive segment, 3% in the Industrial and Office segments and 7% in the Electrical segment in 2006.

Automotive Group

Net sales for the Automotive Group ("Automotive") were $5.3 billion in 2007, an increase of 2% from 2006. Our sales growth was relatively consistent during the year, ranging from 2% to 3% by quarter, as the more challenging market conditions we began to see in the last half of 2006 continued throughout 2007 without any significant change. We observed the ongoing pressure of high gas prices on miles driven and consumer spending, which negatively impact aftermarket demand. The continued effectiveness of our growth initiatives, such as our major accounts programs, served to offset these conditions and, as a result,

Automotive reported progress in 2007. While this level of growth does not meet our expectations for the longer term, we remain encouraged by this group's drive to generate positive and consistent sales growth in the year ahead.

Automotive sales increased by 3% to $5.2 billion in 2006. After achieving sales increases of 5% in both the first and second quarters of 2006, our sales growth slowed to 1% growth in the third quarter, followed by a 2% increase in the fourth quarter. Automotive's sales initiatives, including the addition of 64 net new NAPA AUTO PARTS stores and the continued expansion of NAPA AutoCare programs, were somewhat impacted by the effect of higher gasoline prices on vehicle miles driven and aftermarket product demand. Both of these factors influenced our sales trends for the year. Additionally, our core NAPA sales increase of 5% was offset by a sales decrease at Johnson Industries, which was downsized in 2005.

Industrial Group

Net sales for Motion Industries, our Industrial Group ("Industrial"), were $3.4 billion in 2007, an increase of 8% compared to 2006. In 2007, this group recorded strong and consistent sales growth, with revenues increasing from 7% to 9% in each quarter of the year. Industrial has participated in the continued strength of the markets it serves through initiatives such as product line expansion, targeted industry programs, branch expansion and acquisitions. This year, Industrial expanded its distribution network by opening four new locations and by adding another eight locations via five acquisitions. Industrial's growth plans, combined with ongoing steady demand from its manufacturing customer base, should allow this group to generate more strong results in 2008.

Net sales in 2006 were $3.1 billion, representing the third consecutive year of 11% sales growth. In 2006, this group recorded steady progress throughout the year, with double-digit growth in each quarter. In addition, Industrial expanded its distribution network in 2006 by opening 10 new locations and by adding another 31 locations via two acquisitions.

Office Group

Net sales for S.P. Richards, our Office Products Group ("Office"), were $1.8 billion, down 1% compared to the prior year. Office is commonly recognized as our most steady performer from year to year, but weak demand in the overall office products industry, which we began to see in 2006, negatively impacted our results in 2007. Primarily, the depressed sales activity with our national accounts customer base offset the steady sales growth to independent dealers during the year. After a 3% sales decrease in the first quarter, sales increased 1% in the second quarter, were flat in the third quarter and decreased 1% in the fourth quarter. A gradual strengthening in the industry combined with product and customer expansion efforts and the continued development of effective marketing programs and dealer services should support growth for Office in the year ahead.

Net sales in 2006 were $1.8 billion, up 7% over 2005. This represented a solid increase for the Office group and reflects the success of its ongoing business expansion strategy. Among the quarters, however, the rate of sales growth decreased as market conditions became more difficult during the year. Sales increased 13% in the first quarter, 6% in the second quarter, 5% in the third quarter and 4% in the fourth quarter.

Electrical Group

Net sales for EIS, our Electrical and Electronic Group ("Electrical"), increased by 7% to $436 million in 2007. The sales progress at Electrical reflects favorable market conditions, as evident through continued manufacturing expansion in the U.S. Also, this group's focus on new products and markets, geographic expansion and strategic customer and supplier relationships serve as key sales initiatives at Electrical. During 2007, sales were up 12% in the first quarter, 7% in the second quarter, 4% in the third quarter and 6% in the fourth quarter. We expect the strategic initiatives in place at Electrical as well as stable market conditions to drive additional sales progress for Electrical in 2008.

Net sales were up 20% to $408 million in 2006 compared to the prior year. This strong growth reflected the continued manufacturing expansion in the U.S. during the year, as well as this group's commitment to ongoing sales initiatives. During 2006, sales were up 13% in the first quarter, 24% in the second quarter, 23% in the third quarter and 17% in the fourth quarter.

Cost of Goods Sold

Cost of goods sold was $7.6 billion, $7.4 billion and $6.9 billion in 2007, 2006 and 2005, respectively, representing 70.3% of net sales in 2007 and 2006, down slightly from 70.4% of net sales in 2005. Over these periods, ongoing gross margin initiatives to enhance our pricing strategies, promote and sell higher margin products and minimize material acquisition costs were offset by increasing competitive pricing pressures in the markets we serve.

In 2005, 2006 and 2007, each of our four business segments experienced vendor price increases, and by working with our customers we were able to pass some of these along to them, particularly in Industrial.

Operating Expenses

Selling, administrative and other expenses ("SG&A") increased to $2.3 billion in 2007, representing 21.0% of net sales and down slightly from 21.2% of net sales in 2006. SG&A expenses as a percentage of net sales reflect the benefits of our ongoing cost control initiatives. Our cost management initiatives continue to emphasize continuous improvement programs designed to optimize our utilization of people and systems. We were pleased with the success of our initiatives in 2007 and expect our SG&A expenses as a percentage of sales to show additional progress in the foreseeable future. Depreciation and amortization expense in 2007 was $88 million, up 19% from 2006, and relates to an increased level of capital expenditures in 2006 and 2007 relative to 2005. The provision for doubtful accounts was $14 million in 2007, down from a $16 million bad debt expense in 2006.

In 2006, SG&A increased slightly to $2.2 billion, or 21.2% of net sales, consistent with SG&A as a percent of net sales in 2005. Depreciation and amortization expense in 2006 was $73 million, up 12% from 2005, and corresponds to the increase in capital expenditures in 2006 relative to the prior year. The provision for doubtful accounts was $16 million in 2006, consistent with our bad debt expense in 2005.

Non-Operating Expenses and Income

Non-operating expenses consist primarily of interest. Interest expense was $31 million, $32 million and $34 million in 2007, 2006 and 2005, respectively. The decrease in interest expense in 2006 compared to 2005 was primarily due to the termination of an interest rate swap agreement in 2006.

In "Other", interest income net of minority interests increased in 2007 from the prior two years due to the change in interest income earned on the Company's improved cash balances during the year.

Income Before Income Taxes

Income before income taxes was $817 million in 2007, an increase of 5.9% from $771 million in 2006. As a percentage of net sales, income before income taxes was 7.5% in 2007, reflecting a slight increase from 7.4% in 2006. The improvement in 2007 represents a continuing trend for the Company. In 2006, income before income taxes of $771 million was up 8.7% from $709 million in 2005 and as a percentage of net sales was 7.4%, up from 7.2% in 2005.

Automotive Group

Automotive operating profit as a percentage of net sales, which we refer to as operating margin, increased to 7.8% in 2007 from 7.7% in 2006. Our progress in 2007 primarily related to certain non-recurring costs incurred in 2006 for certain closing and consolidation expenses at Johnson Industries and our re-manufacturing operations. Based on our initiatives to grow sales and control costs in 2008, we expect Automotive operating margins to show improvement in the year ahead.

Automotive operating margins decreased to 7.7% in 2006 from 7.9% in 2005. During 2006, the Company recorded non-recurring costs associated with certain closing and consolidation expenses at Johnson Industries and our re-manufacturing operations. At Johnson Industries, we sold or closed eight of twelve locations during 2005, resulting in selling and closure costs in that year, and we incurred additional closing costs to downsize these operations in 2006. At our re-manufacturing operations, we incurred costs during the year related to certain facility consolidations.

Industrial Group

Industrial operating margins increased to 8.4% in 2007 from 8.3% in 2006 and 7.7% in 2005. This ongoing margin improvement for Industrial reflects the effectiveness of our sales and operating initiatives, as well as the relative strength of the industries served by Industrial over these periods. We expect to show more progress in Industrial in 2008.

Office Group

Operating margins in Office were 8.9% in 2007, down from 9.4% in 2006 and 9.5% in 2005. Office continues to generate industry leading operating margins, but the impact of weakening demand in the office products industry experienced over the last half of 2006 and in 2007 has negatively influenced this trend. In addition, competitive pricing pressures over these periods have affected the margins at Office. These pressures are partially offset by ongoing product and customer expansion efforts and the continued development of effective marketing programs and dealer services. Through these initiatives, we believe Office will show progress in 2008.

Electrical Group

Operating margins in Electrical increased to 7.0% in 2007 from 5.5% in 2006. This represents the fourth consecutive year of margin improvement for Electrical and reflects the continued strength in the manufacturing sector of the economy in 2007, combined with Electrical's successful growth strategy during this period. Operating margins in Electrical increased to 5.5% in 2006 from 5.1% in 2005. We are encouraged by the ongoing progress we see in Electrical.

Income Taxes

The effective income tax rate decreased to 38.0% in 2007 from 38.3% in 2006. The decrease in the effective rate in 2007 was primarily due to lower state taxes and favorable tax rate changes in Canada. The effective income tax rate of 38.3% in 2006 was unchanged from the effective income tax rate in 2005.

Net Income

Net income was $506 million in 2007, an increase of 7% from $475 million in 2006. On a per share diluted basis, net income was $2.98 in 2007 compared to $2.76 in 2006, up 8%. This increase follows two consecutive years of double-digit growth in diluted earnings per share. Net income in 2007 was 4.7% of net sales compared to 4.5% of net sales in 2006.

Net income was $475 million in 2006, up 9% from $437 million in 2005, and on a per share diluted basis, net income was $2.76 in 2006 compared to $2.50 in 2005. Net income in 2006 and 2005 was 4.5% of net sales.

Share-Based Compensation

Effective January 1, 2006 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R) choosing the "modified prospective" method. Compensation cost recognized for the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated with the provisions of SFAS No. 123(R). Results for prior periods have not been restated. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant. As of January 1, 2006, there was approximately $1.2 million of unrecognized compensation cost for all awards granted prior to January 1, 2003 to employees that remained unvested prior to the effective date of SFAS No. 123(R). This compensation cost is being recognized over a weighted-average period of approximately four years. For the year ended December 31, 2007, total compensation cost related to nonvested awards not yet recognized was approximately $21.7 million. The weighted-average period over which this compensation cost is expected to be recognized is approximately three years. For the years ended December 31, 2007, 2006 and 2005, $14.3 million, $11.9 million and $6.9 million of share-based compensation cost was recorded, respectively. There have been no modifications to valuation methodologies or methods subsequent to the adoption of SFAS No. 123(R).

Financial Condition

The major consolidated balance sheet categories at December 31, 2007, with the exception of the accounts discussed below, were relatively consistent with the December 31, 2006 balance sheet categories. The Company's cash balances increased $96 million or 71% from December 31, 2006, due primarily to improved earnings and working capital management. The Company also received $56 million in net proceeds on a sale-leaseback transaction in the fourth quarter of 2007, discussed further under Contractual and Other Obligations. Our accounts receivable balance at December 31, 2007 decreased 1% compared to the prior year, which is considerably favorable to our increase in revenues for the fourth quarter and year. Inventory at December 31, 2007, was up 4% from December 31, 2006, in line with our increase in revenues for the year. Prepaid expenses and other current assets increased $34 million or 15% from December 31, 2006, reflecting the increase in receivables due from vendors. Accounts payable at December 31, 2007 increased $80 million or 9% from the prior year, due primarily to increased purchases related to sales growth, extended terms with certain suppliers and the increased utilization of procurement cards in 2007.

Liquidity and Capital Resources

The ratio of current assets to current liabilities was 2.6 to 1 at December 31, 2007 compared to 3.2 to 1 at December 31, 2006. The change in current ratio was primarily due to the reclassification of $250 million in long-term debt maturing November 2008. Our cash position remains strong. The Company had $500 million in total debt outstanding at December 31, 2007 and 2006.

A summary of the Company's consolidated statements of cash flows is as follows:

Net Cash Provided by (Used in):	*Year Ended December 31, (in thousands)* 2007	2006	2005	Percent Change 2007 vs. 2006	2006 vs. 2005
Operating Activities	**$ 641,471**	$ 433,500	$ 440,517	48%	-2%
Investing Activities	**(87,598)**	(145,599)	(70,174)	-40%	107%
Financing Activities	**(469,496)**	(340,729)	(317,469)	38%	7%

Net Cash Provided by Operating Activities:

The Company continues to generate excellent cash flows and 2007 was an especially strong year, with net cash provided by operating activities increasing 48% to $641 million. The 7% increase in net income and working capital gains during the year resulted in a significant increase in cash from operations compared to 2006. In 2006, the Company generated $434 million in cash from operations, a slight decrease from 2005 primarily due to the use of cash for working capital requirements during the year, which offset the 9% increase in net income compared to 2005. The Company believes existing credit facilities and cash generated from operations will be sufficient to fund its future operations, and to meet its cash requirements.

Net Cash Used in Investing Activities:

Cash flow used in investing activities was $88 million in 2007 compared to $146 million in 2006, a decrease of 40%. Primarily, the decrease in investing activities was due to the sale-leaseback transaction for certain real properties, which closed during the year. This transaction provided the Company $56 million in cash proceeds. The decrease in capital expenditures and increase in cash used for acquisitions relative to 2006 were offsetting investing activities in 2007. In 2006, cash flow used in investing activities increased substantially from 2005, as capital expenditures increased to $126 million in 2006 compared to approximately $86 million in 2005.

Net Cash Used in Financing Activities:
The Company used $469 million of cash in financing activities in 2007, primarily for dividends to shareholders and the repurchase of the Company's common stock. Dividends and share repurchases were also the primary financing activities in 2006 and 2005. The Company paid dividends to shareholders of $243 million, $228 million, and $216 million during 2007, 2006, and 2005, respectively. The Company expects this trend of increasing dividends to continue in the foreseeable future. During 2007, 2006 and 2005, the Company repurchased $241 million, $123 million and $119 million, respectively, in the Company's common stock. We plan to remain active in our share repurchase program, but the amount and value of shares repurchased will vary annually.

Total debt of $500 million at December 31, 2007 is comprised of two $250 million term notes with a consortium of financial and insurance institutions due in 2008 and 2011. The term note due in 2008 was classified as a current liability at December 31, 2007. The Company does not anticipate repaying these notes prior to their scheduled expiration.

Notes and Other Borrowings
The Company maintains a $350 million unsecured revolving line of credit with a consortium of financial institutions, which matures in December 2012 and bears interest at LIBOR plus .23%. (5.08% at December 31, 2007). At December 31, 2007 and 2006, no amounts were outstanding under the line of credit. Due to the workers compensation and insurance reserve requirements in certain states, the Company also had unused letters of credit of $56,453,000 and $58,955,000 outstanding at December 31, 2007 and 2006, respectively.

At December 31, 2007, the Company had unsecured Senior Notes outstanding under a $500 million financing arrangement as follows: $250 million, Series A, 5.86% fixed, due 2008; and $250 million, Series B, 6.23% fixed, due 2011. Certain borrowings contain covenants related to a maximum debt-to-capitalization ratio and certain limitations on additional borrowings. At December 31, 2007, the Company was in compliance with all such covenants. The weighted average interest rate on the Company's outstanding borrowings was approximately 6.05% at December 31, 2007 and 2006. Total interest expense, net of interest income, for all borrowings was $21.1 million, $26.4 million and $29.6 million in 2007, 2006 and 2005, respectively.

Construction and Lease Agreement
The Company also has an $85 million construction and lease agreement with an unaffiliated third party. Properties acquired by the lessor are constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this agreement at December 31, 2007 was approximately $72 million. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's consolidated balance sheet. This construction and lease agreement expires in 2009 and no additional properties are being added to this agreement, as the construction term has ended. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus .50%. The lease agreement contains residual value guarantee provisions and guarantees under events of default. Although management believes the likelihood of funding to be remote, the maximum guarantee obligation, which represents our residual value guarantee, under the construction and lease agreement is approximately $63 million at December 31, 2007. Refer to Notes 4 and 8 to the Consolidated Financial Statements for further information regarding this arrangement.

Contractual and Other Obligations
In October 2007, the Company entered into a sale-leaseback transaction with a financial institution. In connection with the transaction, the Company sold certain automotive retail store properties and immediately leased the properties back over a lease term of twenty years. The lease was classified as an operating lease. Net proceeds from the transaction amounted to approximately $56 million. The Company realized a net gain of approximately $20 million, which was deferred and will be amortized over the lease term.

The following table shows the Company's approximate obligations and commitments, including interest due on credit facilities, to make future payments under contractual obligations as of December 31, 2007:

	Payment Due by Period				
		Less than			Over
(in thousands)	Total	1 year	1-3 yrs	4-5 yrs	5 years
Credit facilities	$ 574,427	$ 279,000	$ 31,150	$264,277	$ —
Capital leases	11,106	2,344	3,918	2,005	2,839
Operating leases	584,077	131,659	171,938	97,861	182,619
Total contractual cash obligations	$1,169,610	$413,003	$207,006	$364,143	$185,458

Due to the uncertainty of the timing of future cash flows associated with the Company's unrecognized tax benefits at December 31, 2007, the Company is unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $32 million of unrescognized tax benefits have been excluded from the contractual obligations table above. Refer to Note 6 to the Consolidated Financial Statements for a discussion on income taxes.

Purchase orders or contracts for the purchase of inventory and other goods and services are not included in our estimates. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current distribution needs and are fulfilled by our vendors within short time horizons. The Company does not have significant agreements for the purchase of inventory or other goods specifying minimum quantities or set prices that exceed our expected requirements.

As discussed in 'Construction and Lease Agreement' above, the Company has approximately $72 million outstanding under a construction and lease agreement which expires in 2009. In addition, the Company guarantees the borrowings of certain independently controlled automotive parts stores (independents) and certain other affiliates in which the Company has a minority equity ownership interest (affiliates). The Company's maximum exposure to loss as a result of its involvement with these independents and affiliates is equal to the total borrowings subject to the Company's guarantee. To date, the Company has had no significant losses in connection with guarantees of independents' and affiliates' borrowings. The following table shows the Company's approximate commercial commitments under these two arrangements as of December 31, 2007:

	Amount of Commitment Expiration per Period				
(in thousands)	Total Amounts Committed	Less than 1 year	1-3 yrs	4-5 yrs	Over 5 years
Line of credit	–	–	–	–	–
Standby letters of credit	$ 56,453	$ 56,453	$ –	$ –	$ –
Guaranteed borrowings of independents and affiliates	173,928	48,669	19,343	12,895	93,021
Residual value guarantee under operating leases	62,678	–	62,678	–	–
Total commercial commitments	$ 293,059	$ 105,122	$ 82,021	$ 12,895	$ 93,021

In addition, the Company sponsors defined benefit pension plans that may obligate us to make contributions to the plans from time to time. Contributions in 2007 were $35 million. We expect to make a cash contribution to our qualified defined benefit plans in 2008, and contributions required for 2009 and future years will depend on a number of unpredictable factors including the market performance of the plans' assets and future changes in interest rates that affect the actuarial measurement of the plans' obligations.

Share Repurchases

On April 19, 1999, our Board of Directors authorized the repurchase of 15 million shares of our common stock, and on August 21, 2006, the Board authorized the repurchase of an additional 15 million shares. Such repurchase plans were announced on April 20, 1999 and August 21, 2006, respectively. The authorization for these repurchase plans continues until all such shares have been repurchased, or the repurchase plan is terminated by action of the Board of Directors. In 2007, the Company repurchased the approximately 300,000 remaining shares under the 1999 authorization and this authorization is closed. Through December 31, 2007, approximately 4.7 million shares have been repurchased under the August 21, 2006 authorization.

Critical Accouting Estimates

General

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. Management believes the following critical accounting policies reflect its most significant estimates and assumptions used in the preparation of the consolidated financial statements. For further information on the critical accounting policies, see Note 1 of the notes to our consolidated financial statements.

Inventories – Provisions for Slow Moving and Obsolescence

The Company identifies slow moving or obsolete inventories and estimates appropriate loss provisions related thereto. Historically, these loss provisions have not been significant as the vast majority of the Company's inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

Allowance for Doubtful Accounts – Methodology

The Company evaluates the collectibility of accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2007, 2006 and 2005, the Company recorded provisions for bad debts of $13.5 million, $16.5 million and $16.4 million, respectively.

Consideration Received from Vendors

The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase incentives and advertising allowances. Generally, the Company earns inventory purchase incentives upon achieving specified volume purchasing levels and advertising allowances upon fulfilling its obligations related to cooperative advertising programs. The Company accrues for the receipt of inventory purchase incentives as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year and, in the case of advertising allowances, upon completion of the Company's obligations related thereto. While management believes the Company will continue to receive such amounts in 2008 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives and allowances in the future.

Impairment of Property, Plant and Equipment and Goodwill and Other Intangible Assets

At least annually, the Company evaluates property, plant and equipment, goodwill and other intangible assets for potential impairment indicators. The Company's judgments regarding the existence of impairment indicators are based on market conditions and operational performance, among other factors. Future events could cause the Company to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating the impairment also requires the Company to estimate future operating results and cash flows which require judgment by management. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

Employee Benefit Plans

The Company's benefit plan committees in the U.S. and Canada establish investment policies and strategies and regularly monitor the performance of the Company's pension plan assets. The pension plan investment strategy implemented by the Company's management is to achieve long-term objectives and invest the pension assets in accordance with the applicable pension legislation in the U.S. and Canada and fiduciary standards. The long-term primary objectives for the pension plan funds are to provide for a reasonable amount of long-term growth of capital without undue exposure to risk, protect the assets from erosion of purchasing power and provide investment results that meet or exceed the pension plan's actuarially assumed long term rate of return.

Based on the investment policy for the U.S. pension plan, as well as an asset study that was performed based on the Company's asset allocations and future expectations, the Company's expected rate of return on plan assets for measuring 2008 pension expense or income is 8.25% for the U.S. plan. The asset study forecasted expected rates of return for the approximate duration of the Company's benefit obligations, using capital market data and historical relationships.

The discount rate is chosen as the rate at which pension obligations could be effectively settled and is based on capital market conditions as of the measurement date. We have matched the timing and duration of the expected cash flows of our pension obligations to a yield curve generated from a broad portfolio of high-quality fixed income debt instruments to select our discount rate. Based upon this cash flow matching analysis, we selected a weighted average discount rate for the U.S. plans of 6.49% at December 31, 2007.

Net periodic cost for our defined benefit pension plans was $51.2 million, $48.2 million and $32.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. The increasing trend in pension cost over these periods was primarily due to the change in assumptions for the rate of return on plan assets, the discount rate and the rate of compensation increases. Refer to Note 7 to the Consolidated Financial Statements for more information regarding employee benefit plans.

On September 29, 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS No. 158 was effective for public companies for fiscal years ending after December 15, 2006. The Company adopted the balance sheet recognition provisions of SFAS No. 158 at the end of fiscal year 2006.

The Company has evaluated the potential impact of the Pension Protection Act ("the Act"), which was passed into law on August 17, 2006, on future U.S. pension plan funding requirements based on current market conditions. The Act is not anticipated to have a material effect on the level of future funding requirements or on the Company's liquidity and capital resources.

Quarterly Results of Operations

The preparation of interim consolidated financial statements requires management to make estimates and assumptions for the amounts reported in the interim condensed consolidated financial statements. Specifically, the Company makes certain estimates in its interim consolidated financial statements for the accrual of bad debts, inventory adjustments and discounts and volume incentives earned. Bad debts are accrued based on a percentage of sales, and volume incentives are estimated based upon cumulative and projected purchasing levels. Inventory adjustments are accrued on an interim basis and adjusted in the fourth quarter based on the annual October 31 book-to-physical inventory adjustment. The methodology and practices used in deriving estimates for interim reporting typically result in adjustments upon accurate determination at year-end. The effect of these adjustments in 2007 and 2006 was not significant.

The following is a summary of the quarterly results of operations for the years ended December 31, 2007 and 2006:

	Three Months Ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
	(in thousands except per share data)			
2007				
Net Sales	**$ 2,648,843**	**$ 2,769,527**	**$ 2,797,556**	**$ 2,627,269**
Gross Profit*	**789,944**	**824,585**	**824,488**	**778,206**
Net Income	**121,553**	**130,121**	**128,580**	**126,085**
Earnings Per Share:				
Basic	**.71**	**.76**	**.76**	**.76**
Diluted	**.71**	**.76**	**.76**	**.75**
2006				
Net Sales	$ 2,553,552	$ 2,661,805	$ 2,699,641	$ 2,542,944
Gross Profit*	760,477	782,182	787,295	774,541
Net Income	113,925	120,680	121,333	119,467
Earnings Per Share:				
Basic	.66	.70	.71	.70
Diluted	.66	.70	.71	.70

* The Company reclassified certain warehousing, distribution and handling costs from operating expenses to cost of goods sold, resulting in a reduction to gross profit for the periods presented. These costs amount to $42 million, $45 million, $46 million and $43 million in the first, second, third and fourth quarters of fiscal 2007, respectively, and $43 million, $43 million, $44 million and $41 million in the first, second, third and fourth quarters of fiscal 2006, respectively. The reclassification had no effect on net sales, net income, basic earnings per share or diluted earnings per share.

We recorded the quarterly earnings per share amounts as if each quarter was a discrete period. As a result, the sum of the basic and diluted earnings per share by quarter will not necessarily total the annual basic and diluted earnings per share.

Forward-Looking Statements

Some statements in this report, as well as in other materials we file with the SEC or otherwise release to the public and in materials that we make available on our website, constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Senior officers may also make verbal statements to analysts, investors, the media and others that are forward-looking. Forward-looking statements may relate, for example, to future operations, prospects, strategies, financial condition, economic performance (including growth and earnings), industry conditions and demand for our products and services. The Company cautions that its forward-looking statements involve risks and uncertainties, and while we believe that our expectations for the future are reasonable in view of currently available information, you are cautioned not to place undue reliance on our forward-looking statements. Actual results or events may differ materially from those indicated as a result of various important factors. Such factors include, but are not limited to, changes in general economic conditions, the growth rate of the market for the Company's products and services, the ability to maintain favorable supplier arrangements and relationships, competitive product and pricing pressures, including internet related initiatives, the effectiveness of the Company's promotional, marketing and advertising programs, changes in laws and regulations, including changes in accounting and taxation guidance, the uncertainties of litigation, as well as other risks and uncertainties discussed from time to time in the Company's filings with the SEC.

Forward-looking statements are only as of the date they are made, and the Company undertakes no duty to update its forward-looking statements except as required by law. You are advised, however, to review any further disclosures we make on related subjects in our Form 10-Q, Form 8-K and other reports to the SEC.

REPORT OF MANAGEMENT

Genuine Parts Company

Management's Responsibility for the Financial Statements

We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 2007, 2006 and 2005. The opinion of Ernst & Young LLP, the Company's independent registered public accounting firm, on those consolidated financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances based on our best estimates and judgments and giving due consideration to materiality.

Management's Report on Internal Control over Financial Reporting

The management of Genuine Parts Company and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

The Company's internal control system was designed to provide reasonable assurance to the Company's management and to the board of directors regarding the preparation and fair presentation of the Company's published consolidated financial statements. The Company's internal control over financial reporting includes those policies and procedures that:

i. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007.

In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." Based on this assessment, management concluded that, as of December 31, 2007, the Company's internal control over financial reporting was effective.

Ernst & Young LLP has issued an audit report on the Company's operating effectiveness of internal control over financial reporting as of December 31, 2007. This report appears on page 25.

Audit Committee Responsibility

The Audit Committee of Genuine Parts Company's Board of Directors is responsible for reviewing and monitoring the Company's financial reports and accounting practices to ascertain that they are within acceptable limits of sound practice in such matters. The membership of the Committee consists of non-employee Directors. At periodic meetings, the Audit Committee discusses audit and financial reporting matters and the internal audit function with representatives of financial management and with representatives from Ernst & Young LLP.



JERRY W. NIX
Vice Chairman and Chief Financial Officer
February 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Genuine Parts Company

We have audited Genuine Parts Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Genuine Parts Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Genuine Parts Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Genuine Parts Company as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of Genuine Parts Company and our report dated February 26, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Atlanta, Georgia
February 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS

The Board of Directors and Shareholders of Genuine Parts Company

We have audited the accompanying consolidated balance sheets of Genuine Parts Company as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 7, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Genuine Parts Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Atlanta, Georgia
February 26, 2008

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share amounts) December 31,	**2007**	2006
Assets		
Current assets:		
Cash and cash equivalents	**$ 231,837**	$ 135,973
Trade accounts receivable, net	**1,216,220**	1,227,805
Merchandise inventories, net	**2,335,716**	2,236,368
Prepaid expenses and other current assets	**269,239**	234,981
Total current assets	**4,053,012**	3,835,127
Goodwill and intangible assets, less accumulated amortization	**82,453**	62,254
Other assets	**212,615**	170,343
Property, plant, and equipment:		
Land	**47,415**	50,726
Buildings, less allowance for depreciation (2007 – $153,869; 2006 – $142,324)	**143,685**	162,679
Machinery and equipment, less allowance for depreciation (2007 – $469,909; 2006 – $418,815)	**234,889**	215,855
Net property, plant, and equipment	**425,989**	429,260
	$ 4,774,069	$ 4,496,984
Liabilities and Shareholders' Equity		
Current liabilities:		
Trade accounts payable	**$ 989,816**	$ 910,263
Current portion of debt	**250,000**	–
Accrued compensation	**102,027**	95,770
Other accrued expenses	**99,766**	97,284
Dividends payable	**60,789**	57,552
Income taxes payable	**45,578**	37,899
Total current liabilities	**1,547,976**	1,198,768
Long-term debt	**250,000**	500,000
Minority interests in subsidiaries	**66,230**	60,716
Other long-term liabilities	**193,147**	187,509
Shareholders' equity:		
Preferred stock, par value $1 per share – authorized 10,000,000 shares; none issued	**–**	–
Common stock, par value $1 per share – authorized 450,000,000 shares; issued and outstanding 166,065,250 in 2007 and 170,530,874 shares in 2006	**166,065**	170,531
Accumulated other comprehensive (loss) income	**(123,715)**	(242,534)
Retained earnings	**2,674,366**	2,621,994
Total shareholders' equity	**2,716,716**	2,549,991
	$ 4,774,069	$ 4,496,984

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts) Year ended December 31,	**2007**	2006	2005
Net sales	**$ 10,843,195**	$ 10,457,942	$ 9,783,050
Cost of goods sold	**7,625,972**	7,353,447	6,884,964
Gross margin	**3,217,223**	3,104,495	2,898,086
Operating expenses:			
Selling, administrative, and other expenses	**2,278,155**	2,217,882	2,078,308
Depreciation and amortization	**87,702**	73,423	65,529
Provision for doubtful accounts	**13,514**	16,472	16,356
Total operating expenses	**2,379,371**	2,307,777	2,160,193
Non-operating expenses (income):			
Interest expense	**31,327**	31,576	34,024
Other	**(10,220)**	(5,774)	(5,195)
Total non-operating expenses	**21,107**	25,802	28,829
Income before income taxes	**816,745**	770,916	709,064
Income taxes	**310,406**	295,511	271,630
Net income	**$ 506,339**	$ 475,405	$ 437,434
Basic net income per common share	**$ 2.99**	$ 2.77	$ 2.51
Diluted net income per common share	**$ 2.98**	$ 2.76	$ 2.50
Weighted average common shares outstanding	**169,129**	171,576	174,054
Dilutive effect of stock options and non-vested restricted stock awards	**1,006**	910	953
Weighted average common shares outstanding - assuming dilution	**170,135**	172,486	175,007

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share and per share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
Balance at January 1, 2005	174,964,884	$ 174,965	$ 56,571	$ 26,478	$ 2,286,363	$ 2,544,377
Net income	–	–	–	–	437,434	437,434
Foreign currency translation adjustment	–	–	–	14,351	–	14,351
Changes in fair value of derivative instruments, net of income taxes of $2,041	–	–	–	3,372	–	3,372
Change in minimum pension liability, net of income taxes of $(258)	–	–	–	1,334	–	1,334
Comprehensive income						456,491
Cash dividends declared, $1.25 per share	–	–	–	–	(217,523)	(217,523)
Stock options exercised, including tax benefit of $5,242	852,745	853	22,114	–	–	22,967
Stock-based compensation	–	–	6,884	–	–	6,884
Purchase of stock	(2,784,932)	(2,785)	(85,569)	–	(30,885)	(119,239)
Balance at December 31, 2005	173,032,697	173,033	–	45,535	2,475,389	2,693,957
Net income	–	–	–	–	475,405	475,405
Foreign currency translation adjustment	–	–	–	(2,341)	–	(2,341)
Changes in fair value of derivative instruments, net of income taxes of $201	–	–	–	322	–	322
Change in minimum pension liability, net of income taxes of $922	–	–	–	(1,265)	–	(1,265)
Comprehensive income						472,121
Pension and postretirement benefit adjustment, net of income taxes of $187,371 [1]	–	–	–	(284,785)	–	(284,785)
Cash dividends declared, $1.35 per share	–	–	–	–	(231,454)	(231,454)
Stock options exercised, including tax benefit of $3,005	432,694	433	11,249	–	–	11,682
Stock-based compensation	–	–	11,948	–	–	11,948
Purchase of stock	(2,934,517)	(2,935)	(23,197)	–	(97,346)	(123,478)
Balance at December 31, 2006	170,530,874	170,531	–	(242,534)	2,621,994	2,549,991
Net income	–	–	–	–	**506,339**	**506,339**
Foreign currency translation adjustment	–	–	–	**78,877**	–	**78,877**
Changes in fair value of derivative instruments, net of income taxes of $184	–	–	–	**296**	–	**296**
Pension and postretirement benefit adjustment, net of income taxes of $24,278	–	–	–	**39,646**	–	**39,646**
Comprehensive income						**625,158**
Cash dividends declared, $1.46 per share	–	–	–	–	**(246,481)**	**(246,481)**
Stock options exercised, including tax benefit of $4,438	**530,262**	**530**	**14,438**	–	–	**14,968**
Stock-based compensation	–	–	**14,300**	–	–	**14,300**
Purchase of stock	**(4,995,886)**	**(4,996)**	**(28,738)**	–	**(207,486)**	**(241,220)**
Balance at December 31, 2007	**166,065,250**	**$ 166,065**	**$ –**	**$(123,715)**	**$ 2,674,366**	**$ 2,716,716**

See accompanying notes.

(1) The pension and postretirement benefit adjustment relates to the adoption of SFAS No. 158 as described further in Note 7.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands) Year ended December 31,	**2007**	2006	2005
Operating activities			
Net income	**$ 506,339**	$ 475,405	$ 437,434
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**87,702**	73,423	65,529
Excess tax benefits from share-based compensation	**(4,438)**	(3,005)	–
(Gain) loss on sale of property, plant, and equipment	**(2,214)**	509	(2,675)
Deferred income taxes	**(8,066)**	(5,481)	43,935
Minority interests	**4,939**	3,991	3,271
Stock-based compensation	**14,300**	11,948	12,126
Changes in operating assets and liabilities:			
Trade accounts receivable, net	**38,330**	(31,821)	(59,949)
Merchandise inventories, net	**(42,087)**	(7,240)	(19,869)
Trade accounts payable	**65,103**	(66,116)	112,087
Other long-term assets	**(11,806)**	(7,052)	(118,358)
Other, net	**(6,631)**	(11,061)	(33,014)
	135,132	(41,905)	3,083
Net cash provided by operating activities	**641,471**	433,500	440,517
Investing activities			
Purchases of property, plant and equipment	**(115,648)**	(126,044)	(85,714)
Proceeds from sale of property, plant, and equipment	**67,656**	4,452	7,110
Acquisition of businesses and other investments	**(44,855)**	(29,007)	(27,518)
Proceeds from disposal of businesses	**5,249**	–	35,948
Other	–	5,000	–
Net cash used in investing activities	**(87,598)**	(145,599)	(70,174)
Financing activities			
Proceeds from credit facilities	–	160,000	113,432
Payments on credit facilities	–	(160,881)	(113,519)
Stock options exercised	**10,530**	8,677	17,725
Excess tax benefits from share-based compensation	**4,438**	3,005	–
Dividends paid	**(243,244)**	(228,052)	(215,868)
Purchase of stock	**(241,220)**	(123,478)	(119,239)
Net cash used in financing activities	**(469,496)**	(340,729)	(317,469)
Effect of exchange rate changes on cash	**11,487**	(110)	1,097
Net increase (decrease) in cash and cash equivalents	**95,864**	(52,938)	53,971
Cash and cash equivalents at beginning of year	**135,973**	188,911	134,940
Cash and cash equivalents at end of year	**$ 231,837**	$ 135,973	$ 188,911
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Income taxes	**$ 324,399**	$ 285,696	$ 235,384
Interest	**$ 31,540**	$ 32,521	$ 33,544

See accompanying notes.

1. Summary of Significant Accounting Policies

Business

Genuine Parts Company and all of its majority-owned subsidiaries (the Company) is a distributor of automotive replacement parts, industrial replacement parts, office products, and electrical/electronic materials. The Company serves a diverse customer base through more than 2,000 locations in North America and, therefore, has limited exposure from credit losses to any particular customer, region, or industry segment. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

Principles of Consolidation

The consolidated financial statements include all of the accounts of the Company. Income applicable to minority interests is included in other non-operating expenses (income). Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements, in conformity with U. S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates and the differences could be material.

Revenue Recognition

The Company recognizes revenues from product sales upon shipment to its customers.

Foreign Currency Translation

The consolidated balance sheets and statements of income of the Company's foreign subsidiaries have been translated into U.S. dollars at the current and average exchange rates, respectively. The foreign currency translation adjustment is included as a component of accumulated other comprehensive (loss) income.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Trade Accounts Receivable and the Allowance for Doubtful Accounts

The Company evaluates the collectability of trade accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2007, 2006, and 2005, the Company recorded provisions for bad debts of approximately $13,514,000, $16,472,000, and $16,356,000, respectively. At December 31, 2007 and 2006, the allowance for doubtful accounts was approximately $15,521,000 and $13,456,000, respectively.

Merchandise Inventories, Including Consideration Received From Vendors

Merchandise inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for a majority of automotive parts, electrical/electronic materials, and industrial parts, and by the first-in, first-out (FIFO) method for office products and certain other inventories. If the FIFO method had been used for all inventories, cost would have been approximately $326,816,000 and $293,464,000 higher than reported at December 31, 2007 and 2006, respectively.

The Company identifies slow moving or obsolete inventories and estimates appropriate provisions related thereto. Historically, these losses have not been significant as the vast majority of the Company's inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase incentives and advertising allowances. Generally, the Company earns inventory purchase incentives and advertising allowances upon achieving specified volume purchasing levels or other criteria. The Company accrues for the receipt of inventory purchase incentives and advertising allowances as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year, or, in the case of specific advertising allowances, upon completion of the Company's obligations related thereto. While management believes the Company will continue to receive consideration from vendors in 2008 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives and allowances in the future.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of prepaid expenses and amounts due from vendors.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets primarily represent the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142) requires that when the fair value of goodwill is less than the related carrying value, entities are required to reduce the amount of goodwill. In accordance with the provisions of SFAS No. 142, the Company reviews its goodwill annually in the fourth quarter, or sooner if circumstances indicate that the carrying amount may exceed fair value. No goodwill impairments have been recorded in 2007, 2006, or 2005. The impairment-only approach required by SFAS No. 142 may have the effect of increasing the volatility of the Company's earnings if goodwill impairment occurs at a future date.

SFAS No. 142 also requires that entities discontinue amortization of all purchased goodwill, including amortization of goodwill recorded in past business combinations. Accordingly, the Company no longer amortizes goodwill.

Other Assets

Other assets are comprised of the following:

(in thousands) December 31,	**2007**	2006
Retirement benefit assets	**$ 45,680**	$ 12,951
Investment accounted for under the cost method	**21,400**	21,400
Cash surrender value of life insurance policies	**55,937**	49,294
Deferred tax asset	**35,778**	38,839
Other	**53,820**	47,859
Total other assets	**$ 212,615**	$ 170,343

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Buildings include certain leases capitalized at December 31, 2007 and 2006. Depreciation and amortization is primarily determined on a straight-line basis over the following estimated useful life of each asset: buildings and improvements, 10 to 40 years; machinery and equipment, 5 to 15 years.

Long-Lived Assets Other Than Goodwill

The Company assesses its long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.

Other Long-Term Liabilities

Other long-term liabilities are comprised of the following:

(in thousands) December 31,	**2007**	2006
Retirement and post-employment benefit liabilities	**$ 100,060**	$ 116,374
Obligations under capital and other leases	**13,707**	12,248
Insurance liabilities	**36,723**	39,558
Deferred gain on sale-leaseback	**19,458**	–
Other	**23,199**	19,329
Total other long-term liabilities	**$ 193,147**	$ 187,509

The Company's retirement and post-employment benefit liabilities consist primarily of actuarially determined obligations related to certain retiree benefits as discussed further in Note 7. See Note 4 for further discussion of the Company's obligations under capital leases and the sale-leaseback transaction.

Insurance liabilities consist primarily of reserves for the workers' compensation program. The Company carries various large risk deductible workers' compensation policies for the majority of workers' compensation liabilities. The Company records the workers' compensation reserves based on an analysis performed by an independent actuary. The analysis calculates development factors, which are applied to total reserves as provided by the various insurance companies who underwrite the program. While the Company believes that the assumptions used to calculate these liabilities are appropriate, significant differences in actual experience or significant changes in these assumptions may materially affect workers' compensation costs.

Self-Insurance

The Company is self-insured for the majority of group health insurance costs. A reserve for claims incurred but not reported is developed by analyzing historical claims data provided by the Company's claims administrators. While the Company believes that the assumptions used to calculate these liabilities are appropriate, significant differences from historical trends may materially impact financial results. These reserves are included in accrued expenses in the accompanying consolidated balance sheets as the expenses are expected to be paid within one year.

1. Summary of Significant Accounting Policies (continued)

Accumulated Other Comprehensive (Loss) Income

Accumulated other comprehensive (loss) income is comprised of the following:

(in thousands) December 31,	2007	2006
Foreign currency translation	**$ 129,700**	$ 50,823
Net unrealized loss on derivative instruments, net of taxes	**–**	(296)
Unrecognized net actuarial loss, net of tax	**(250,846)**	(290,461)
Unrecognized prior service cost, net of tax	**(2,569)**	(2,600)
Total accumulated other comprehensive loss	**$(123,715)**	$ (242,534)

Fair Value of Financial Instruments

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, trade accounts receivable and trade accounts payable approximate their respective fair values based on the short-term nature of these instruments. At December 31, 2007 and 2006, the fair market value of fixed rate debt was approximately $529,000,000 and $511,000,000, respectively, based primarily on quoted prices for these or similar instruments. The fair value of fixed rate debt was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

Shipping and Handling Costs

Shipping and handling costs are classified as selling, administrative and other expenses in the accompanying consolidated statements of income and totaled approximately $140,000,000, $130,000,000, and $100,000,000 in the years ended December 31, 2007, 2006, and 2005, respectively.

Advertising Costs

Advertising costs are expensed as incurred and totaled $44,700,000, $49,700,000, and $44,100,000 in the years ended December 31, 2007, 2006, and 2005, respectively.

Stock Compensation

The Company maintains various Long-Term Incentive Plans, which provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalents, and other share-based awards.

Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for stock compensation.

The Company recognizes compensation expense based on the straight-line method. Until January 1, 2003, the Company had elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25), and related Interpretations in accounting for stock compensation. Under APB No. 25, no compensation expense was recognized if the exercise price of stock options equaled or exceeded the market price of the underlying stock on the date of grant. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, as amended, determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of SFAS No. 123.

Effective January 1, 2006, the Company adopted SFAS No. 123(R) choosing the "modified prospective" method. Compensation cost recognized for the years ended December 31, 2007 and 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated with the provisions of SFAS No. 123(R). Results for prior periods have not been restated. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant.

Net Income per Common Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The computation of diluted net income per common share includes the dilutive effect of stock options and non-vested restricted stock awards.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation. The Company determined that certain of the business' warehousing, distribution, and handling costs previously classified in the consolidated statements of income as components of selling, administrative and other expenses should be classified as cost of goods sold to be consistent with the Company's policy of capitalizing these costs in inventory. These costs amount to $171,000,000 and $166,000,000 for fiscal years 2006 and 2005, respectively. The reclassification had no effect on net sales, operating margins, net income or diluted earning per share. Such reclassifications were considered to be immaterial for all periods.

Recently Issued Accounting Pronouncements

On September 15, 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS No. 157 does not expand the use of fair value in any new circumstances. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157, as issued, are effective for the fiscal years beginning after November 15, 2007. However, at the February 6, 2008 meeting, the FASB agreed to defer for one year the effective date of Statement 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). The Company does not expect that SFAS No. 157 will have a significant impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007) (SFAS No. 141(R)), *Business Combinations*. SFAS No. 141(R) will change the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS No. 141(R) will have an impact on accounting for business combinations once adopted, but the effect is dependent upon acquisitions at that time.

In December 2007, the FASB issued SFAS No. 160 (SFAS No. 160), *Noncontrolling Interests in Consolidated Financial Statements —An Amendment of ARB No. 51.* SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect that SFAS No. 160 will have a significant impact on the Company's consolidated financial statements.

2. Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, the Company performed an annual goodwill and indefinite lived intangible asset impairment test during the fourth quarter of 2007, 2006, and 2005. The present value of future cash flows approach was used to determine any potential impairment. The Company determined that these assets were not impaired and, therefore, no impairment was recognized for the years ended December 31, 2007, 2006, and 2005.

The changes in the carrying amount of goodwill during the years ended December 31, 2007, 2006, and 2005 by reportable segment, as well as other identifiable intangible assets, are summarized as follows (in thousands):

	Goodwill			Identifiable Intangible Assets	Total
	Automotive	Industrial	Office Products		
Balance as of January 1, 2005	$ 21,617	$ 31,170	$ 2,131	$ 2,754	$ 57,672
Additions	2,270	239	–	2,932	5,441
Amortization	–	–	–	(396)	(396)
Balance as of December 31, 2005	23,887	31,409	2,131	5,290	62,717
Amortization	–	–	–	(463)	(463)
Balance as of December 31, 2006	23,887	31,409	2,131	4,827	62,254
Additions	**300**	**13,593**	–	**7,424**	**21,317**
Amortization	–	–	–	**(1,118)**	**(1,118)**
Balance as of December 31, 2007	**$ 24,187**	**$ 45,002**	**$ 2,131**	**$11,133**	**$ 82,453**

3. Credit Facilities

There were no amounts subject to variable rates at December 31, 2007 and 2006. The weighted average interest rate on the Company's outstanding borrowings was approximately 6.05% at December 31, 2007 and 2006.

The Company maintains a $350,000,000 unsecured revolving line of credit with a consortium of financial institutions that matures in December 2012 and bears interest at LIBOR plus .23% (5.08% at December 31, 2007). The Company also has the option under this agreement to increase its borrowing an additional $200,000,000. No amounts were outstanding under this line of credit at December 31, 2007 and 2006. Certain borrowings contain covenants related to a maximum debt-to-capitalization ratio and certain limitations on additional borrowings. At December 31, 2007, the Company was in compliance with all such covenants. Due to the workers compensation and insurance reserve requirements in certain states, the Company also had unused letters of credit of $56,453,000 and $58,955,000 outstanding at December 31, 2007 and 2006, respectively.

Amounts outstanding under the Company's credit facilities consist of the following:

(in thousands) December 31,	**2007**	2006
Unsecured term notes:		
November 30, 2002, Series A Senior Notes, $250,000,000, 5.86% fixed, due November 30, 2008	**$ 250,000**	$ 250,000
November 30, 2002, Series B Senior Notes, $250,000,000, 6.23% fixed, due November 30, 2011	**250,000**	250,000
Total debt	**500,000**	500,000
Less debt due within one year	**250,000**	–
Long-term debt, excluding current portion	**$ 250,000**	$ 500,000

Approximate maturities under the Company's credit facilities are as follows (in thousands):

2008	$ 250,000
2009	–
2010	–
2011	250,000
	$ 500,000

4. Leased Properties

In June 2003, the Company completed an amended and restated master agreement to our $85,000,000 construction and lease agreement (the Agreement). The lessor in the Agreement is an independent third-party limited liability company, which has as its sole member a publicly traded corporation. Properties acquired by the lessor are constructed and/or then leased to the Company under operating lease agreements. No additional properties are being added to this Agreement, as the construction term has ended. The Company does not believe the lessor is a variable interest entity, as defined in FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51* (FIN No. 46). In addition, the Company has verified that even if the lessor was determined to be a variable interest entity, the Company would not have to consolidate the lessor nor the assets and liabilities associated with properties leased to the Company. This is because the assets leased under the Agreement do not exceed 50% of the total fair value of the lessor's assets, excluding any assets that should be excluded from such calculation under FIN No. 46, nor did the lessor finance 95% or more of the leased balance with non-recourse debt, target equity or similar funding. The Agreement has been accounted for as an operating lease under SFAS No. 13, *Accounting for Leases* (SFAS No. 13) and related interpretations. Future minimum rental commitments under the Agreement have been included in the table of future minimum payments below.

Rent expense related to the Agreement is recorded under selling, administrative, and other expenses in our consolidated statements of income and was $4,877,000, $4,797,000, and $3,338,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

In October 2007, the Company entered into a sale-leaseback transaction with a financial institution. In connection with the transaction, the Company sold certain automotive retail store properties and immediately leased the properties back over a lease term of twenty years. The lease was classified as an operating lease. Net proceeds from the transaction amounted to approximately $56,000,000. The Company realized a net gain of approximately $20,000,000, which was deferred and is being amortized over the lease term. The deferred gain is included in other long-term liabilities in the consolidated balance sheet at December 31, 2007.

At December 31, 2007 and 2006, buildings include $15,400,000 with accumulated depreciation of $8,336,000 and $6,917,000, respectively, for leases of distribution centers and stores capitalized. Depreciation expense for capital leases was approximately $2,509,000, $4,585,000, and $3,466,000 in 2007, 2006, and 2005, respectively.

Future minimum payments, by year and in the aggregate, under the capital and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2007 (in thousands):

	Capital Leases	Operating Leases
2008	$ 2,344	$ 131,659
2009	2,158	98,182
2010	1,760	73,756
2011	1,092	54,935
2012	913	42,926
Thereafter	2,839	182,619
Total minimum lease payments	11,106	$ 584,077
Amounts representing interest	4,041	
Present value of future minimum lease payments	$ 7,065	

Rental expense for operating leases was approximately $153,273,000 in 2007, $147,727,000 in 2006, and $147,187,000 in 2005.

5. Stock Options and Restricted Stock Awards

The Company maintains various Long-Term Incentive Plans, which provide for the granting of stock options, stock appreciation rights (SARs), restricted stock, restricted stock units (RSUs), performance awards, dividend equivalents and other share-based awards. The Company issues new shares upon option exercise under these plans.

Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for stock compensation. The Company recognizes compensation expense based on the straight-line method for all award types, including SARs, which are subject to graded vesting based on a service condition. Until January 1, 2003, the Company had elected to follow APB No. 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for stock compensation. Under APB No. 25, no compensation expense was recognized if the exercise price of stock options equaled or exceeded the market price of the underlying stock on the date of grant. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, as amended, determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of SFAS No. 123.

Effective January 1, 2006, the Company adopted SFAS No. 123(R) choosing the "modified prospective" method. Compensation cost recognized for the years ended December 31, 2007 and 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated with the provisions of SFAS No. 123(R). Results for prior periods have not been restated. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant. As of January 1, 2006, there was approximately $1.2 million of unrecognized compensation cost for all awards granted prior to January 1, 2003, to employees that remained unvested prior to the effective date of SFAS No. 123(R). This compensation cost is expected to be recognized over a weighted-average period of approximately four years.

For the year ended December 31, 2007, total compensation cost related to nonvested awards not yet recognized was approximately $21.7 million. The weighted-average period over which this compensation cost is expected to be recognized is approximately three years. The aggregate intrinsic value for options and RSUs outstanding at December 31, 2007 and 2006 was approximately $58.5 million and $74.6 million, respectively. The aggregate intrinsic value for options and RSUs vested totaled approximately $37.9 million and $46.4 million at December 31, 2007 and 2006, respectively. At December 31, 2007, the weighted-average contractual life for outstanding and exercisable options and RSUs was six years. For the years ended December 31, 2007, 2006, and 2005, $14.3 million, $11.9 million, and $6.9 million of share-based compensation cost was recorded, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was approximately $5.7 million, $4.8 million, and $2.8 million for 2007, 2006, and 2005, respectively. There have been no modifications to valuation methodologies or methods subsequent to the adoption of SFAS No. 123(R).

For the years ended December 31, 2007, 2006, and 2005 the fair value for options and SARs granted was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions, respectively: risk-free interest rate of 4.6%, 4.8%, and 4.1%; dividend yield of 3.1%, 2.9%, and 3.2%; annual historical volatility factor of the expected market price of the Company's common stock of 21%, 21%, and 23%; an average expected life and estimated turnover based on the historical pattern of existing grants of six years and 4.0% to 5.6%, respectively. The fair value of RSUs is based on the price of the Company's stock on the date of grant. The total fair value of shares vested during the years ended December 31, 2007, 2006, and 2005, was $10.5 million, $6.9 million, and $8.0 million, respectively.

For purposes of pro forma disclosures under SFAS No. 123, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation Transition and Disclosure,* an amendment of FASB Statement No. 123, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates the effect on net income and income per share if the fair value based method had been applied to all outstanding and unvested awards during the year ended December 31, 2005 (in thousands, except per share amounts):

Year Ended December 31,	2005
Net income, as reported	$ 437,434
Add: Stock-based employee compensation expense related to option grants after January 1, 2003, included in reported net income, net of related tax effects	4,247
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(6,225)
Pro forma net income	$ 435,456
Income per share:	
Basic—as reported	$ 2.51
Basic—pro forma	$ 2.50
Diluted—as reported	$ 2.50
Diluted—pro forma	$ 2.49

5. Stock Options and Restricted Stock Awards (continued)

A summary of the Company's stock option activity and related information is as follows:

	2007	
	Shares (000's)	Weighted Average Exercise Price
Outstanding at beginning of year	6,084	$ 35
Granted [1]	1,367	49
Exercised	(986)	34
Forfeited	(150)	43
Outstanding at end of year [2]	6,315	$ 38
Exercisable at end of year	3,506	$ 36
Shares available for future grants	6,636	

(1)Total includes 95,000 Restricted Stock Units (RSUs). The weighted average exercise price excludes RSUs.

(2)The exercise prices for options outstanding as of December 31, 2007 ranged from approximately $21 to $49. The weighted-average remaining contractual life of all options outstanding is approximately seven years.

The weighted-average grant date fair value of options granted during the years 2007, 2006, and 2005 was $9.64, $9.14, and $8.58, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005 was $15.6 million, $10.7 million, and $19.6 million.

In 2007, the Company granted approximately 1,272,000 SARs and 95,000 RSUs. In 2006, the Company granted approximately 1,246,000 SARs and 94,000 RSUs. In 2005, the Company granted approximately 1,169,000 SARs and 91,000 RSUs. SARs represent a right to receive the excess, if any, of the fair market value of one share of common stock on the date of exercise over the grant price. RSUs represent a contingent right to receive one share of the Company's common stock at a future date provided certain pre-tax profit targets are achieved. The majority of awards vest on a pro-rata basis for periods ranging from one to five years and are expensed accordingly on a straight-line basis.

A summary of the Company's nonvested share awards (RSUs) activity is as follows:

Nonvested Share Awards (RSUs)	Shares (000's)	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2007	255	$ 41
Granted	95	49
Vested	(15)	49
Forfeited or Expired	(23)	42
Nonvested at December 31, 2007	312	$ 43

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits for deductions resulting from the exercise of stock options as operating cash flows in the consolidated statements of cash flows. SFAS No. 123(R) requires the cash flows resulting from the tax benefits related to tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash inflow. For the years ended December 31, 2007 and 2006, approximately $4.4 million and $3.0 million, respectively, of excess tax benefits was classified as a financing cash inflow.

6. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested. As such, no U.S. federal and state income taxes have been provided thereon, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. Significant components of the Company's deferred tax assets and liabilities are as follows:

(in thousands) December 31,	**2007**	2006
Deferred tax assets related to:		
Expenses not yet deducted for tax purposes	**$ 136,432**	$ 114,146
Pension liability not yet deducted for tax purposes	**160,521**	193,194
	296,953	307,340
Deferred tax liabilities related to:		
Employee and retiree benefits	**164,909**	160,798
Inventory	**98,196**	88,672
Property and equipment	**19,849**	24,787
Other	**6,918**	9,605
	289,872	283,862
Net deferred tax asset	**(7,081)**	(23,478)
Current portion of deferred tax liability	**28,697**	15,361
Non-current deferred tax asset	**$ (35,778)**	$ (38,839)

The current portion of the deferred tax liability is included in income taxes payable and the non-current deferred tax asset is included in other assets in the consolidated balance sheets.

The components of income tax expense are as follows:

(in thousands)	**2007**	2006	2005
Current:			
Federal	**$ 262,922**	$ 243,089	$ 183,387
State	**42,101**	41,361	32,977
Foreign	**13,449**	16,542	11,331
Deferred	**(8,066)**	(5,481)	43,935
	$ 310,406	$ 295,511	$ 271,630

The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes are as follows:

(in thousands)	**2007**	2006	2005
Statutory rate applied to income	**$ 285,861**	$ 269,821	$ 248,172
Plus state income taxes, net of Federal tax benefit	**26,672**	26,395	25,571
Other	**(2,127)**	(705)	(2,113)
	$ 310,406	$ 295,511	$ 271,630

The Company or one of its subsidiaries files income tax returns in the US federal jurisdiction, various states, and foreign jurisdictions. With few exceptions, the Company is no longer subject to federal, state and local tax examinations by tax authorities for years before 2004 or subject to non-United States income tax examinations for years ended prior to 2002. The Company does not anticipate total unrecognized tax benefits will significantly change during the year due to the settlement of audits and the expiration of statutes of limitations. The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of FASB Statement No. 109, ("FIN No. 48"), on January 1, 2007. The cumulative effect of adopting FIN No. 48 did not have a material impact on the Company's financial position or the results of operations. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized Tax Benefits
(in thousands)

Balance at January 1, 2007	$ 29,215
Additions based on tax positions related to the current year	7,929
Additions for tax positions of prior years	455
Reductions for tax positions for prior years	(1,557)
Reduction for lapse in statute of limitations	(2,897)
Settlements	(1,045)
Balance at December 31, 2007	$ 32,100

The amount of gross tax effected unrecognized tax benefits as of December 31, 2007 was approximately $32,100,000 of which approximately $13,682,000, if recognized, would affect the effective tax rate. During the year ending December 31, 2007, the Company recognized interest and penalties of approximately $600,000. The Company had approximately $1,500,000 and $900,000 of accrued interest and penalties at December 31, 2007 and January 1, 2007, respectively. The Company recognizes potential interest and penalties related to unrecognized tax benefits as a component of income tax expense.

7. Employee Benefit Plans

The Company's defined benefit pension plans cover substantially all of its employees in the U.S. and Canada. The plan covering U.S. employees is noncontributory and benefits are based on the employees' compensation during the highest five of their last ten years of credited service. The Canadian plan is contributory and benefits are based on career average compensation. The Company's funding policy is to contribute an amount equal to the minimum required contribution under ERISA. The Company may increase its contribution above the minimum if appropriate to its tax and cash position and the plans' funded position.

The Company also sponsors unfunded supplemental retirement plans covering employees in the U.S. and Canada and other postretirement benefit plans in the U.S. The Company uses a measurement date of December 31 for its pension and other postretirement benefit plans.

On September 29, 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Retirement Plans, which amends SFAS No. 87 and SFAS No. 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS No. 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized through net periodic benefit cost are to be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. SFAS No. 158 is effective for publicly held companies for fiscal years ending after December 31, 2006.

7. Employee Benefit Plans (continued)

	Pension Benefits		Other Postretirement Benefits	
	2007	2006	**2007**	2006
Changes in benefit obligation				
Benefit obligation at beginning of year	**$1,334,528**	$1,236,379	**$25,669**	$24,267
Service cost	**53,700**	50,224	**750**	475
Interest cost	**82,029**	72,246	**1,441**	1,327
Plan participants' contributions	**3,203**	2,709	**3,721**	1,173
Plan amendments	**–**	1,708	**–**	–
Actuarial (gain) loss	**(61,447)**	9,213	**3,874**	2,842
Exchange rate loss (gain)	**19,039**	(349)	**–**	–
Gross benefits paid	**(43,383)**	(37,602)	**(7,585)**	(5,263)
Less federal subsidy	**N/A**	N/A	**770**	848
Benefit obligation at end of year	**$1,387,669**	$1,334,528	**$28,640**	$25,669

(in thousands)	Pension Benefits		Other Postretirement Benefits	
	2007	2006	**2007**	2006
Changes in plan assets				
Fair value of plan assets at beginning of year	**$1,260,538**	$1,114,980	**$ –**	$ –
Actual return on plan assets	**89,248**	114,076	**–**	–
Exchange rate gain (loss)	**21,030**	(441)	**–**	–
Employer contributions	**35,140**	66,816	**3,094**	3,242
Plan participants' contribution	**3,203**	2,709	**3,721**	1,173
Benefits paid	**(43,383)**	(37,602)	**(6,815)**	(4,415)
Fair value of plan assets at end of year	**$1,365,776**	$1,260,538	**$ –**	$ –

The benefit obligation for the Company's U.S. pension plans included in the above were $1,258,892,000 and $1,225,020,000 at December 31, 2007 and 2006, respectively. The total accumulated benefit obligation for the Company's defined benefit pension plans was approximately $1,119,588,000 and $1,068,895,000 at December 31, 2007 and 2006, respectively.

The assumptions used to measure the pension and other postretirement plan obligations for the plans at December 31, 2007 and 2006, were:

	Pension Benefits		Other Postretirement Benefits	
	2007	2006	**2007**	2006
Weighted-average discount rate	**6.49%**	6.00%	**5.75%**	5.75%
Rate of increase in future compensation levels	**3.75%**	3.75%	**–**	–

An 8% annual rate of increase in the per capita cost of covered health care benefits was assumed on December 31, 2007. The rate was assumed to decrease ratably to 5% at December 31, 2013, and thereafter.

The fair values of plan assets for the Company's U.S. pension plans included in the above were $1,222,686,000 and $1,139,298,000 at December 31, 2007 and 2006, respectively.

Following are the asset allocations for the Company's funded pension plans at December 31, 2007 and 2006, and the target allocation for 2008, by asset category:

	Target Allocation	Percentage of Plan Assets at December 31	
	2008	**2007**	2006
Asset Category			
Equity securities	**70%**	**68%**	67%
Debt securities	**29%**	**29%**	31%
Real estate and other	**1%**	**3%**	2%
	100%	**100%**	100%

At December 31, 2007 and 2006, the plan held 2,016,932 shares of common stock of the Company with a market value of approximately $93,384,000 and $95,663,000, respectively. Dividend payments received by the plan on Company stock totaled approximately $2,945,000 and $2,723,000 in 2007 and 2006, respectively. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

The Company's benefit plan committees in the U.S. and Canada establish investment policies and strategies and regularly monitor the performance of the funds. The pension plan strategy implemented by the Company's management is to achieve long-term objectives and invest the pension assets in accordance with the applicable pension legislation in the U.S. and Canada, as well as fiduciary standards. The long-term primary objectives for the pension plans are to provide for a reasonable amount of long-term growth of capital, without undue exposure to risk, protect the assets from erosion of purchasing power, and provide investment results that meet or exceed the pension plans' actuarially assumed long term rates of return.

Based on the investment policy for the pension plans, as well as an asset study that was performed based on the Company's asset allocations and future expectations, the Company's expected rate of return on plan assets for measuring 2008 pension expense or income is 8.25% for the plans. The asset study forecasted expected rates of return for the approximate duration of the Company's benefit obligations, using capital market data and historical relationships.

The following table sets forth the funded status of the plans and the amounts recognized in the consolidated balance sheets at December 31:

Amounts recognized in the consolidated balance sheets consist of:

	Pension Benefits		Other Postretirement Benefits	
(in thousands)	**2007**	2006	**2007**	2006
Other long-term asset	**$ 45,680**	$ 12,951	**$ N/A**	$ N/A
Other current liability	**(2,200)**	(2,272)	**(2,854)**	(2,764)
Other long-term liability	**(65,373)**	(84,669)	**(25,786)**	(22,905)
	$ (21,893)	$ (73,990)	**$ (28,640)**	$ (25,669)

Amounts recognized in accumulated other comprehensive (loss) income consist of:

	Pension Benefits		Other Postretirement Benefits	
(in thousands)	**2007**	2006	**2007**	2006
Net actuarial loss	**$393,061**	$459,478	**$ 24,908**	$ 22,457
Prior service cost	**2,748**	2,410	**1,533**	1,904
	$395,809	$461,888	**$ 26,441**	$ 24,361

For the pension benefits, the following table reflects the total benefits expected to be paid from the plans' or the Company's assets. Of the pension benefits expected to be paid in 2008, $2,267,000 is expected to be paid from employer assets. Expected contributions reflect amounts expected to be contributed to funded plans. For other postretirement benefits, the table below reflects only the Company's share of the benefit cost without regard to income from federal subsidy payments received pursuant to the Medicare Prescription Drug Improvement and Modernization Act of 2003 (MMA). Expected MMA subsidy payments, which will reduce the Company's cost for the plan, are shown separately.

Information about the expected cash flows for the pension plans and other post retirement benefit plans follows:

		Other Postretirement Benefits	
(in thousands)	Pension Benefits	Net Employer Contribution (Excluding MMA Subsidy)	Value Due to MMA Subsidy
Employer contribution			
2008 (expected)	$ 5,095	$ 2,935	$ –
Expected benefit payments			
2008	43,643	3,711	776
2009	47,593	3,706	566
2010	51,677	3,721	540
2011	56,749	3,646	–
2012	64,556	3,541	–
2013 through 2017	436,687	17,060	–

7. Employee Benefit Plans (continued)

Net periodic benefit cost included the following components:

(in thousands)	Pension Benefits			Other Postretirement Benefits		
	2007	2006	2005	**2007**	2006	2005
Service cost	**$ 53,700**	$ 50,224	$ 41,910	**$ 750**	$ 475	$ 453
Interest cost	**82,029**	72,246	64,102	**1,441**	1,327	1,310
Expected return on plan assets	**(110,131)**	(100,174)	(89,422)	**–**	–	–
Amortization of prior service (credit) cost	**(338)**	(471)	(386)	**371**	371	371
Amortization of actuarial loss	**25,909**	26,379	16,172	**1,424**	1,291	1,224
Net periodic benefit cost	**$ 51,169**	$ 48,204	$ 32,376	**$ 3,986**	$ 3,464	$ 3,358

Other changes in plan assets and benefit obligations recognized in other comprehensive (loss) income in 2007 are as follows:

(in thousands)	Pension Benefits	Other Postretirement Benefits
Current year actuarial (gain) loss	$ (40,508)	$ 3,874
Amortization of actuarial gain (loss)	(25,909)	(1,424)
Amortization of prior service credit (cost)	338	(371)
Total recognized in other comprehensive (loss) income	$ (66,079)	$ 2,079
Total recognized in net periodic benefit cost and other comprehensive (loss) income	$ (14,910)	$ 6,065

The assumptions used in measuring the net periodic benefit costs for the plans follow:

	Pension Benefits			Other Postretirement Benefits		
	2007	2006	2005	**2007**	2006	2005
Weighted average discount rate	**6.00%**	5.75%	6.00%	**5.75%**	5.75%	6.00%
Rate of increase in future compensation levels	**3.75%**	3.75%	3.50%	**–**	–	–
Expected long-term rate of return on plan assets	**8.25%**	8.25%	8.50%	**–**	–	–
Health care cost trend rate	**–**	–	–	**9.00%**	9.00%	10.00%

The estimated amounts that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost in 2008 are as follows:

(in thousands)	Pension Benefits	Other Postretirement Benefits
Actuarial loss	$ 18,037	$ 1,616
Prior service (credit)/cost	(8)	371
Total	$ 18,029	$ 1,987

The effect of a one-percentage point change in the assumed health care cost trend rate is as follows:

(in thousands)	Decrease	Increase
Total service and interest cost components of 2007 net periodic postretirement health care benefit cost	$ (408)	$ 622
Accumulated postretirement benefit obligation for health care benefits at December 31, 2007	(5,609)	7,213

The Company has a defined contribution plan that covers substantially all of its domestic employees. The Company's matching contributions are determined based on 20% of the first 6% of the covered employee's salary. Total plan expense was approximately $7,245,000 in 2007, $6,824,000 in 2006, and $6,722,000 in 2005.

8. Guarantees

The amended and restated master agreement to our $85,000,000 construction and lease agreement (the Agreement), discussed further in Note 4, has a term of six years expiring in 2009 and contains residual value guarantee provisions and other guarantees which would become due in the event of a default under the operating lease agreement, or at the expiration of the operating lease agreement if the fair value of the leased properties is less than the guaranteed residual value. The maximum amount of the Company's potential guarantee obligation, representing the residual value guarantee, at December 31, 2007, is approximately $62,678,000. The Company believes the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote.

The Company also guarantees the borrowings of certain independently controlled automotive parts stores (independents) and certain other affiliates in which the Company has a minority equity ownership interest (affiliates). Presently, the independents are generally consolidated by unaffiliated enterprises that have a controlling financial interest through ownership of a majority voting interest in the entity. The Company has no voting interest or other equity conversion rights in any of the independents. The Company does not control the independents or the affiliates, but receives a fee for the guarantee. The Company has concluded that it is not the primary beneficiary with respect to any of the independents and that the affiliates are not variable interest entities. The Company's maximum exposure to loss as a result of its involvement with these independents and affiliates is equal to the total borrowings subject to the Company's guarantee.

At December 31, 2007, the total borrowings of the independents and affiliates subject to guarantee by the Company were approximately $173,928,000. These loans generally mature over periods from one to ten years. In the event that the Company is required to make payments in connection with guaranteed obligations of the independents or the affiliates, the Company would obtain and liquidate certain collateral (e.g., accounts receivable and inventory) to recover all or a portion of the amounts paid under the guarantee. When it is deemed probable that the Company will incur a loss in connection with a guarantee, a liability is recorded equal to this estimated loss. To date, the Company has had no significant losses in connection with guarantees of independents' and affiliates' borrowings.

Effective January 1, 2003, the Company adopted FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* In accordance with FIN No. 45 and based on available information, the Company has accrued for those guarantees related to the independents' and affiliates' borrowings and the construction and lease agreement as of December 31, 2007 and 2006.

These liabilities are not material to the financial position of the Company and are included in other long-term liabilities in the accompanying consolidated balance sheets.

9. Segment Data

The segment data for the past five years presented on page 15 is an integral part of these consolidated financial statements.

The Company's automotive segment distributes replacement parts (other than body parts) for substantially all makes and models of automobiles, trucks, and other vehicles.

The Company's industrial segment distributes a wide variety of industrial bearings, mechanical and fluid power transmission equipment, including hydraulic and pneumatic products, material handling components, and related parts and supplies.

The Company's office products segment distributes a wide variety of office products, computer supplies, office furniture, and business electronics.

The Company's electrical/electronic materials segment distributes a wide variety of electrical/electronic materials, including insulating and conductive materials for use in electronic and electrical apparatus.

The Company's reportable segments consist of automotive, industrial, office products, and electrical/electronic materials. Within the reportable segments, certain of the Company's operating segments are aggregated because they have similar economic characteristics, products and services, type and class of customers, and distribution methods. Inter-segment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees, amortization, and minority interests. Approximately $46,900,000, $43,500,000 and $39,700,000 of income before income taxes was generated in jurisdictions outside the United States for the years ending December 31, 2007, 2006, and 2005, respectively. Net sales and net long-lived assets by country relate directly to the Company's operations in the respective country. Corporate assets are principally cash and cash equivalents and headquarters' facilities and equipment.

For management purposes, net sales by segment exclude the effect of certain discounts, incentives, and freight billed to customers. The line item "other" represents the net effect of the discounts, incentives, and freight billed to customers, which are reported as a component of net sales in the Company's consolidated statements of income.

CORPORATE OFFICERS

Thomas C. Gallagher	Chairman, President and Chief Executive Officer
Jerry W. Nix	Vice Chairman and Chief Financial Officer
Paul D. Donahue	Executive Vice President
Robert J. Susor	Executive Vice President
Charles A. Chesnutt	Senior Vice President - Technology and Process Improvement
R. Bruce Clayton	Senior Vice President - Human Resources
Frank M. Howard	Senior Vice President and Treasurer
Scott C. Smith	Senior Vice President - Corporate Counsel
Carol B. Yancey	Senior Vice President - Finance and Corporate Secretary
Treg S. Brown	Vice President - Planning and Acquisitions
Philip C. Johnson	Vice President - Compensation and Benefits
Sidney G. Jones	Vice President - Investor Relations
Karl J. Koenig	Vice President - Real Estate and Construction

U.S. AUTOMOTIVE PARTS GROUP

Larry R. Samuelson	President
Glenn M. Chambers	Executive Vice President - Operations
Daniel F. Askey	Senior Vice President - Sales
R. Craig Bierman	Senior Vice President - Chief Information Officer
Cary V. Carter	Senior Vice President - Stores
John J. Hanighen IV	Senior Vice President - AutoCare and Wholesale Marketing
Scott W. LeProhon	Senior Vice President - Merchandising and Product Strategy
W. Larry Bevil	Vice President - Information Systems
Jerry W. Biggers	Vice President - Operations Controls
Michael A. Briggs	Vice President - Retail Product Management and Merchandising
Jay C. Burnworth	Vice President - Information Technology
Michael J. Fusaro	Vice President - Process Improvement - Distribution
Richard A. Geiger	Vice President - Finance
Thomas E. Hancock	Vice President - Growth Capital Program
Mark W. Hohe	Vice President - Store Process Improvement
Ronald L. Koenigshofer	Vice President - Operations
Greg A. Lancour	Vice President - NAPA Global Sourcing
David B. Nicki	Vice President - Major Accounts
J. Michael Phillips	Vice President - Organizational Development
Gaylord M. Spencer	Vice President - Marketing Strategy
Michael L. Swartz	Vice President - Inventory & Procurement
Nancy M. Vepraskas	Vice President - Human Resources
Karl E. Wolfe	Vice President - Classification

DIVISIONS

M. Todd McMurtrie	Vice President - Atlantic Division
Grant L. Morris	Vice President - Central Division
Michael J. Kelleher	Vice President - Eastern Division
Lee A. Maher	Vice President - Midwest Division
Eric G. Fritsch	Vice President - Mountain Division
Rocklen R. Justice	Vice President - Southern Division
Stuart A. Kambury	Vice President - Southwest Division
Bradley A. Shaffer	Vice President - Western Division

HEAVY VEHICLE PARTS GROUP

D. Gary Silva	President

IMPORT PARTS GROUP

Pascal J. Litscher	President - Altrom Canada
Scott S. Mountford	President - Altrom America

RAYLOC (ATLANTA, GA)

J. Richard Borman	President
Damon E. Elmore	Vice President - Human Resources
Michael S. Gaffney II	Vice President - Marketing
David Gonzales	Vice President - Product
Joseph W. Lashley	Vice President - Information Services
J. Scott Mosteller	Vice President - Supply Chain
Debbie E. Niffin	Vice President - Finance
Steven C. Schwan	Vice President - Electrical Sales

SUBSIDIARIES

BALKAMP, INC. (INDIANAPOLIS, IN)

D. Tip Tollison	President
Frank C. Amato	Executive Vice President - Operations
Mary F. Knudsen	Vice President - Finance and Treasurer

GRUPO AUTO TODO (PUEBLA, MEXICO)

Juan Lujambio	President and Chief Executive Officer
Jorge Otero	Executive Vice President - Finance
Miguel A. Rodriguez	Vice President - Sales and Marketing

NAPA CANADA/UAP INC. (MONTREAL, CANADA)

Jean Douville	Chairman of the Board
Larry R. Samuelson	Vice Chairman and Chief Executive Officer
Robert Hattem	President and Chief Operating Officer
Kevin M. Chase	Executive Vice President - Auto Parts
Pierre Lefebvre	Vice President - Finance and Secretary

MOTION INDUSTRIES (BIRMINGHAM, AL)

William J. Stevens	President and Chief Executive Officer
Thomas L. Miller	Executive Vice President and Chief Operating Officer
G. Harold Dunaway, Jr.	Executive Vice President - Finance & Administration and Secretary
M. Wayne Law	Executive Vice President - Corp. Purchasing & Distribution
Robert J. Summerlin	Executive Vice President - Marketing and COO - Industrial Products, Integrated Services and Automation
Ellen H. Holladay	Senior Vice President, Chief Information Officer and Operational Excellence Officer
William E. Horn	Senior Vice President - Strategic Accounts
Thomas S. Robertshaw	Senior Vice President - Global Development and Strategic Planning
Timothy P. Breen	Group Vice President - Midwest
R. David James	Group Vice President - Southeast
C. Jeff Rouse	Group Vice President - East
Mark W. Sheehan	Group Vice President - Central and President - Motion Canada
Kevin P. Storer	Group Vice President - West
John D. Walters	Group Vice President - Southwest
James H. McCullar	Group Vice President - Industrial Products
Gerald V. Sourbeer	Group Vice President - Integrated Services
J. Gary Garris	Vice President - Distribution Center Operations/Corporate Logistics
Zahirudin K. Hameer	Vice President - Inventory Management
James R. Neill	Vice President - Human Resources
Linda L. Price	Vice President - Marketing and Advertising
Mark R. Thompson	Vice President - Corporate Accounts
M. Keith Knight	Vice President - Business Systems
R. J. Ward Westgate	Vice President - Marketing - Motion Canada
Marek Nesvadba	Vice President - Motion Canada
Yves R. Simard	Vice President - Motion Canada

S. P. RICHARDS COMPANY (ATLANTA, GA)

C. Wayne Beacham	Chairman of the Board and Chief Executive Officer
Robert J. Fornal	Executive Vice President - Operations
Steven E. Lynn	Senior Vice President - Merchandising
Donald C. Mikolasy	Senior Vice President - Sales
James F. O'Brien	Senior Vice President - Marketing
Michael D. Orr	Senior Vice President - Logistics/Operations
Boyd E. Rice	Senior Vice President - Chief Information Officer
Robert J. Kelly	Vice President - Sales Operations
Charles E. Macpherson	Vice President - Dealer Development
Tom C. Maley	Vice President - Business Development
G. Henry Martin	Vice President - Human Resources
James C. Moseley	Vice President - Information Systems
Thomas M. Testa	Vice President - Sales
J. Phillip Welch, Jr.	Vice President - Finance, Controller, Secretary and Treasurer
Brad B. Wolf	Vice President - Office Supplies and Furniture
Lester P. Christian	Vice President - Southeast Division
Bryan T. Hall	Vice President - South Central Division
Gregory L. Nissen	Vice President - Western Division
James P. O'Connor	Vice President - Northeast Division
Richard A. Wiltz	Vice President - North Central Division
Peter R. Dalglish	Managing Director - S. P. Richards Canada

EIS, INC. (ATLANTA, GA)

Robert W. Thomas	President and Chief Executive Officer
Alexander Gonzalez	Senior Vice President - Electrical and Assembly
Larry L. Griffin	Senior Vice President - Marketing
Thomas A. Jones	Senior Vice President - Manufacturing
William C. Knight	Senior Vice President - Logistics and Operations
Matthew C. Tyser	Senior Vice President - Finance and Secretary

BOARD OF DIRECTORS

DR. MARY B. BULLOCK	President Emerita of Agnes Scott College
RICHARD W. COURTS, II	Chairman of the Board of Directors of Atlantic Investment Company
JEAN DOUVILLE	Chairman of the Board of Directors of UAP Inc.
THOMAS C. GALLAGHER	Chairman, President and Chief Executive Officer
GEORGE C. "JACK" GUYNN	Retired President and Chief Executive Officer of the Federal Reserve Bank of Atlanta
JOHN D. JOHNS	Chairman, President and Chief Executive Officer of Protective Life Corporation
MICHAEL M. E. JOHNS, MD	Chancellor of Emory University and Executive Vice President for Health Affairs, Emeritus
J. HICKS LANIER	Chairman of the Board of Directors and Chief Executive Officer of Oxford Industries, Inc.
WENDY B. NEEDHAM	Retired Managing Director, Global Automotive Research at Credit Suisse First Boston
JERRY W. NIX	Vice Chairman and Chief Financial Officer
LARRY L. PRINCE	Chairman of the Executive Committee
GARY W. ROLLINS	Chief Executive Officer, President and Chief Operating Officer of Rollins Inc.
LAWRENCE G. STEINER	Retired Chairman of the Board of Directors of Ameripride Services, Inc.

shareholder information

STOCK LISTING
Genuine Parts Company's common stock is traded on the New York Stock Exchange under the symbol "GPC".

STOCK TRANSFER AGENT, REGISTRAR OF STOCK, DIVIDEND DISBURSING AGENT AND OTHER SHAREHOLDER SERVICES
Communications concerning share transfer requirements, duplicate mailings, direct deposit of dividends, lost certificates or dividend checks or change of address should be directed to the Company's transfer agent at:

Computershare
Post Office Box 43078
Providence, Rhode Island 02940-3078
800.568.3476
404.588.7815 (in Georgia)

DIVIDEND REINVESTMENT PLAN
Shareholders can build their investments in Genuine Parts Company through a low-cost plan for automatically reinvesting dividends and by making optional cash purchases of the Company's stock. For enrollment information, write to the Stock Transfer Agent listed above or Shareholder Relations at the Company address.

FORM 10-K INFORMATION
A copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, will be furnished to any shareholder without charge upon written request to:

Shareholder Relations Department
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339

CERTIFICATIONS
Our Annual Report on Form 10-K includes the certifications of our chief executive officer and chief financial officer required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Additionally, we filed with the New York Stock Exchange the certification by our chief executive officer that he is not aware of any violation of New York Stock Exchange corporate governance listing standards.

INVESTOR RELATIONS
Inquiries from security analysts and investment professionals should be directed to the Company's investor relations contacts: Mr. Jerry Nix, Chief Financial Officer, or Mr. Sid Jones, Vice President - Investor Relations, at 770.953.1700.

ANNUAL SHAREHOLDERS' MEETING
The 2008 annual meeting of the shareholders of Genuine Parts Company will be held at the Executive Offices of the Company, 2999 Circle 75 Parkway, Atlanta, Georgia at 10:00 a.m. on Monday, April 21, 2008.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP - Atlanta, Georgia

GENERAL COUNSEL
Alston & Bird LLP - Atlanta, Georgia

EXECUTIVE OFFICES
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339
770.953.1700

Created and produced by Phelanx, Inc. Atlanta, GA phelanx.com

GENUINE PARTS COMPANY

2999 CIRCLE 75 PARKWAY ATLANTA, GA 30339
770 953 1700
WWW.GENPT.COM

END